Exhibit 99.1

NOTICE

This document (the "Supplemental Document") supplements the information contained in the information note dated October 1, 2008 (the "Information Note") as well as the document entitled "Information Relating to Legal, Financial, Accounting and other Characteristics of IAMGOLD Corporation" dated October 2, 2008 (the "Additional Information Note") in connection with IAMGOLD Corporation's previously announced proposed offer for EURO Ressources S.A. The Autorité des marchés financiers (France) ("AMF") declared that the offer complied with applicable laws and regulations, pursuant to its conformity decision dated October 1, 2008, constituting approval (visa) no. 08-208 for the French version of the Information Note on October 1, 2008 and the French version of the Additional Information Note was filed with the AMF on October 2, 2008. This Supplemental Document is hereby furnished to the SEC for information purposes only. Because the SEC does not accept any French documents only the English translations of the Information Note and Additional Information Note filed with the AMF are included herein.

The information in this document may change and is not an offer in any jurisdiction where the Offer is not permitted. The Information Document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer referred to herein is not being made or directed to, nor will deposits of shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of such offer would not be in compliance with the laws of such jurisdiction.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about, or passed upon the fairness or merits of, the offer contained in this document, or the adequacy of the information contained in this document and it is an offence to claim otherwise.

October 6, 2008

Supplement to the information note relating to the

PUBLIC TENDER OFFER

Launched by

IAMGOLD CORPORATION

For the common shares of

EURO RESSOURCES S.A.

For € 1.20 per share

The Information Document (as defined below) relates to the offer (the "Offer") by IAMGOLD Corporation ("IAMGOLD" or the "Offeror") to purchase all of the outstanding common shares (the "EURO Shares") of Euro Ressources S.A. ("EURO") and all EURO Shares which may be issued on the exercise of outstanding subscription options to purchase or acquire EURO shares for €1.20 per EURO Share.

This Offer is being made concurrently in France and Canada and is exempted from take-over bid requirements under Canadian securities laws pursuant to a decision of Canadian securities regulatory authorities which is effective in all Canadian provinces.

This supplement completes the information in the information note attached hereto as "Appendix A" (the "Information Note") and the document entitled "Information Relating to Legal, Financial, Accounting and other Characteristics of IAMGOLD Corporation" attached hereto as Appendix "B" (the "Additional Information Note"). This supplement, the Information Note and the Additional Information Note are herein collectively referred to as the "Information Document". The Information Document is available on SEDAR (www.sedar.com) under IAMGOLD’s profile and Euro’s profile and on IAMGOLD’S website (www.iamgold.com) and copies thereof can also be obtained free of charge from IAMGOLD at 401 Bay Street, Suite 3200, P.O. Box 153, Toronto (Ontario), Canada, M5H 2Y5, toll free number 1-888-IMG-9999.

EURO shareholders should be aware that the disposition of EURO Shares may have tax consequences. EURO shareholders are encouraged to consult their own tax advisors. See "Canadian Federal Income Tax Considerations" and "French Tax Considerations" and Section 2.12 "Taxation System of the Offer" of the Information Note.

FORWARD LOOKING INFORMATION

Certain statements contained in the Information Document, including under "Acquisition of EURO Shares Not Deposited" of this supplement and under 1.1.2 "EURO", Sections 1.3 "The Offeror’s intentions for the next twelve months", 2.6 "Indicative timetable", 2.7 "Reopening of the Offer" and 3 "Valuation materials for offer price assessment purposes" of the Information Note are "forward-looking statements" and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Such statements are qualified in their entirety by assumptions and the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations of the Offeror include, among other things: economic conditions worldwide; industry conditions; governmental regulations; currency fluctuations; commodity prices; environmental risks; availability of capital; sourcing; and various other factors. Such forward-looking statements should therefore be construed in light of such factors. Readers are cautioned not to put undue reliance on forward-looking statements.

           CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to "$" or "Cdn$" in the Information Document refer to Canadian dollars. All references to "€" or "Euro" in the Information Document refer to the Euro, the single currency established for the participants in the European Economic and Monetary Union, commencing January 1, 1999 and all references to "U.S.$" refers to the United States dollar.

The Offeror's financial information included in the Information Document is reported in United States dollars and is prepared in accordance with generally accepted accounting principles as applicable in Canada.

           EXCHANGE RATE INFORMATION

The following table sets forth the high and low exchange rates for one Euro expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	9 months ended September 30, 2008	2007	2006

High	1.6244	1.5628	1.5377
Low	1.4489	1.3448	1.3523
Rate at end of period	1.4923	1.4428	1.5377
Average rate for period	1.5972	1.4691	1.4237

On August 28, 2008, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the exchange rate for one Euro expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was 1.5460.

On October 3, 2008, the exchange rate for one Euro expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was 1.4939.

The following table sets forth the high and low exchange rates for one United States dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	9 months ended September 30, 2008	2007	2006

High	1.0796	1.1853	1.1726
Low	0.9719	0.9170	1.0990
Rate at end of period	1.0599	0.9881	1.1653
Average rate for period	1.0583	1.0748	1.1341

On August 28, 2008, the last trading day prior to the Offeror's announcement of its intention to make the Offer, the exchange rate for one United States dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was 1.0526.

On October 3, 2008, the exchange rate for one United States dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was 1.0812.

CONCURRENT OFFER IN FRANCE AND IN CANADA

The Offer is made pursuant to French securities laws and is exempt from take-over bid requirements of Canadian securities laws pursuant to a decision of Canadian securities regulatory authorities which is effective in all Canadian provinces. The Offer is made concurrently in France and in Canada. The Offer is being made on the same terms and completion of the Offer is subject to the same conditions in both jurisdictions. This supplement completes the information in the Information Note (attached as Schedule "A" hereto) and in the Additional Information Note (attached as Schedule "B" hereto). Pursuant to applicable French securities laws, the Autorité des marchés financiers (the French financial services regulator) (the "AMF") declared that the Offer complied with applicable laws and regulations, pursuant to its conformity decision dated October 1, 2008, constituting approval (visa) no. 08-208 for the French version of the Information Note on October 1, 2008 and the French version of the Additional Information Note was filed with the AMF on October 2, 2008. The Information Document (which includes this supplement, the attached Information Note and Additional Information Note) was filed with the applicable Canadian securities regulatory authorities of the provinces of Canada.

All capitalized terms not otherwise defined in this supplement shall have the meanings ascribed thereto in the Information Note.

           MANNER OF ACCEPTANCE

EURO Shares Held Through an Intermediary

Persons whose EURO Shares are registered in the name of a nominee or other intermediary should contact their stockbroker, investment dealer, bank, trust company or other intermediary for assistance in depositing their EURO Shares. EURO shareholders wishing to tender their EURO Shares to the Offer must submit an order or acceptance to their authorized financial intermediary (bank, investment company, etc.) following one of the models made available to them by such intermediary, by the date of closure (initial expiry) of the Offer at the latest. Such financial intermediary will transfer the EURO Shares, or will cause the transfer of the EURO shares, to the Euroclear France account of Euronext Paris.

EURO Shares Held in Pure Registered Form

EURO Shares held in pure registered form (nominative pur) to be tendered to the Offer must first be converted into administered shares (nominative administré) and will only be converted to bearer shares if the Offer is successful. Therefore, in order to participate in the Offer, holders of EURO Shares held in registered form should ask that these EURO Shares be promptly converted into administered shares. If the Offer is successful, Euronext Paris will transfer the registered EURO Shares to the bank in charge of servicing EURO Shares for their conversion to bearer form, so that they may then be transferred to the Offeror through Euronext Paris.

EURO Shares held in CDS

Any financial institution that is a participant in CDS may cause CDS to make a transfer of a shareholder's EURO Shares in accordance with CDS's procedures. CDS will be issuing instructions to its participants as to the method of depositing such EURO Shares under the Offer.

Beneficiaries of Options

Beneficiaries of options to subscribe shares who wish to tender to the Offer EURO Shares resulting from the exercise of their options to subscribe shares must have exercised such options sufficiently in advance so as to be able to tender shares issued as a result of such exercise of options to the Offer at the latest on the date of closure (initial expiry) of the Offer.

Transfer of Ownership

The transfer of ownership of the EURO Shares tendered to the Offer will occur at the settlement/delivery date. All the rights attached to these EURO Shares, including dividend rights (except in the event of a price adjustment as provided under Section 2.1 of the Information Note), will be transferred to the Offeror at the same date.

EURO Shares tendered to the Offer must be free of any encumbrance, charge, lien or other security or restriction of any kind whatsoever restricting the transfer of title thereto. The Offeror reserves the right to reject any tendered EURO Shares that do not meet this condition.

No Indemnity

No interest or indemnity shall be due for the period between the tendering of the EURO Shares to the Offer and the date of settlement/delivery of the tendered EURO Shares.

Inquiries

Any person who requires information regarding the manner in which EURO Shares may be tendered should contact their stockbroker, investment dealer, bank, trust company or other intermediary or call toll free 1-800-IMG-9999.

REOPENING OF THE OFFER

If the Offer is successful, the Offer will be re-opened for a period of at least ten trading days pursuant to article 232-4 of the general regulation of the AMF. In case of reopening of the Offer, the terms will be identical to those of the Offer. In such circumstances, the AMF will publish the timetable for the reopening of the Offer.

ACQUISITION OF EURO SHARES NOT DEPOSITED

Following the closure (expiry) of the re-opened Offer, and depending on its results, the Offeror intends to review different legal and financial structures which can be used to facilitate the operational integration of the two companies. There is no assurance that any such transaction will be completed.

Readers should refer to Section 1.3.6 “Reorganization-Merger” and Section 1.3.7 "Compulsory acquisition" of the Information Note for a discussion of alternatives which could be used to facilitate the integration of the two companies.

Alternative Integration Transaction

Without limiting the foregoing, the Offeror intends, to the fullest extent possible, to implement a legal integration of EURO within the IAMGOLD Group (an “Alternative Integration Transaction”). The determination of the appropriate mechanism will require further analysis after completion of the Offer, but it is possible that such integration will be carried out by means of a merger with EURO. Accordingly, the Offeror reserves the right to consider the merger of EURO with it or another entity of its group following closure (expiry) of the re-opened Offer.

Should IAMGOLD wish to proceed with a merger of EURO, it will inform the AMF that will then decide whether a buyout offer (offre publique de retrait) shall be launched on EURO's securities prior to the merger, in accordance with the provisions of article 236-6 of the general regulation of the AMF.

MI 61-101. Canadian Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") may deem an Alternative Integration Transaction to be a "business combination" if it would result in the interest of a holder of EURO Shares being terminated without the consent of the holder. In that event, the Offeror intends to seek relief from applicable Canadian securities regulatory authorities pursuant to MI 61-101 to allow it to be exempted in whole or in part from the provisions thereof. There is no assurance that, if requested, such discretionary relief  will be granted.

Related party transaction provisions. Following completion of the Offer, the Offeror is expected to be a "related party" of EURO for the purposes of MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Alternative Integration Transactions to be "related party transactions". However, if an Alternative Integration Transaction is a "business combination" carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions do not apply to it. The Offeror intends to carry out any such Alternative Integration Transaction in accordance with MI 61-101 or an exemption therefrom, such that the "related party transaction" provisions of MI 61-101 will not apply to such Alternative Integration Transaction.

Business combination provisions. MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. A statutory exemption is available under M1 61-101 for certain business combinations completed within 120 days after the expiry of a bid provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the disclosure document for the bid (which disclosure is provided herein).

Depending upon the nature and terms of the Alternative Integration Transaction, applicable French corporate law and EURO's constating documents, the approval of 66⅔% of the votes cast by holders of the outstanding EURO Shares at a meeting dully called and held for the purpose of approving the Alternative Integration Transaction may be required. IAMGOLD and its group intend to vote the EURO Shares currently held by them or acquired pursuant to the Offer in favour of any such Alternative Integration Transaction. If IAMGOLD takes up and pays for 66⅔% of the outstanding EURO Shares, on a fully-diluted basis, under the Offer, IAMGOLD will own sufficient EURO Shares to effect an Alternative Integration Transaction.

MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by "minority" shareholders of each class of affected securities be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. Absent such an exemption or discretionary relief, in relation to the Offer and any business combination, the "minority" EURO shareholders will be all EURO shareholders other than the Offeror, any interested party (within the meaning of MI 61-101), a "related party" of an "interested party" (unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither "interested parties" nor "issuer insiders" (in each case within the meaning of MI 61-101) of the issuer) and any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 provides that shares acquired under a bid made pursuant to Canadian securities laws may be treated as "minority" shares and vote them, or consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed not later than 120 days after the expiry of the bid; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (c) certain disclosure is provided in the disclosure document for the bid (which disclosure is provided herein); and (d) the EURO shareholder who tendered such EURO Shares to the Offer was not (i) a "joint actor" (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (within the meaning of MI 61-101) or consideration per EURO Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of EURO Shares. The Offeror currently intends: (x) that the consideration offered per EURO Share under any Alternative Integration Transaction proposed by it would be equal in value to and in the same form as the consideration paid to EURO shareholders under the Offer; (y) that any such Alternative Integration Transaction would be completed no later than 120 days after the expiry of the bid; and (z) to cause any EURO Shares acquired under the Offer to be voted in favour of any such transaction and, if MI 61-101 applies, to seek discretionary relief permitting it to count the EURO Shares acquired under the Offer as part of any minority approval required in connection with any such transaction. If EURO obtains discretionary relief permitting it to count the EURO Shares acquired under the Offer as part of any required minority approval, IAMGOLD believes the only EURO Shares directly or indirectly held by IAMGOLD that would not be counted to that end would be (i) the 3,000,097 EURO Shares it already holds on the date hereof (see Section 1.4 "Shares held, by IAMGOLD and acquisitions over the last 12 months" of the Information Note) and (ii) possibly, EURO Shares held by certain directors and executive officers of EURO if such directors or executive officers were found to be entitled to a "collateral benefit" within the meaning of MI 61-101 (EURO′s latest annual information form, as of March 1, 2008, indicating that the number of EURO Shares owned, directly or indirectly, or over which control and direction is exercised, by all directors and executive officers of EURO was 5,580,000 (approximately 9% of the outstanding EURO Shares)).

Canadian tax consequences. While the Canadian tax consequences to an EURO shareholder of an Alternative Integration Transaction cannot be determined until the steps of such transaction are known, it is likely that such consequences will be the same as a deposit into the Offer. See "Canadian Federal Income Tax Considerations".

           CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (as amended from time to time, the "Tax Act") generally applicable to a holder who sells EURO Shares pursuant to the Offer or otherwise disposes of EURO Shares pursuant to an Alternative Integration Transaction. However, this summary does not apply to a shareholder who acquired EURO Shares on the exercise of employee stock options, and such holders should consult their own tax advisors.

This summary is applicable only to shareholders who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their EURO Shares as capital property, deal at arm's length with the Offeror and are not affiliated with the Offeror. This summary does not apply to: (a) shareholders whose EURO Shares are shares of a "foreign affiliate" as defined in the Tax Act; (b) shareholders whose EURO Shares are participating interests in a foreign investment entity, other than an exempt interest, for purposes of the draft legislation with respect to non-resident trusts and foreign investment contained in Bill C-10, which received second reading in the Senate on December 4, 2007; (c) "financial institutions" within the meaning of section 142.2 of the Tax Act; "specified financial institutions" as defined in the Tax Act; and persons to whom the "functional currency" reporting rules contained in the Tax Act apply, and such persons are advised to consult with their own tax advisors.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and on an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"). The summary takes into account all specific proposals to amend the Tax

Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), although there is no certainty that such proposals will be enacted in the form currently proposed, or at all. The summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, or other changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may materially differ from federal income tax legislation or considerations. No opinion is expressed as to any factual matters and shareholders should consult their own tax advisors in this regard.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular shareholder to whom the Offer is made. Accordingly, shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

For the purposes of the Tax Act, all amounts relevant in computing a shareholder's liability under the Tax Act must be computed in Canadian currency using the rate of exchange quoted by the Bank of Canada at noon on the relevant date or such other rate of exchange as is acceptable to CRA.

Disposition of EURO Shares pursuant to the Offer

A shareholder whose EURO Shares are taken up and paid for under the Offer will be considered to have disposed of such EURO Shares for purposes of the Tax Act. On such disposition, the shareholder will realize a capital gain (or a capital loss) in respect of the EURO Shares so disposed of to the extent that the proceeds of disposition received or deemed to have been received by the shareholder for such EURO Shares exceed (or are exceeded by) the total of the adjusted cost base to the shareholder of such EURO Shares and any reasonable costs of disposition. For this purpose, the proceeds of disposition will generally be equal to the Canadian dollar equivalent of the consideration paid under the Offer utilizing the rate of exchange quoted by the Bank of Canada at noon on the date on which such EURO Shares are disposed of by the shareholder.

Capital Gains and Capital Losses

A shareholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition, in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act.

A shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6⅔% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains. The non-taxable portion of capital gains realized by an individual or a trust, other than certain specified trusts, will be taken into account in determining their liability for alternative minimum tax under the Tax Act.

Acquisition of EURO Shares Not Deposited

As described under "Acquisition of EURO Shares Not Deposited – Alternative Integration Transaction", and Section 1.3.7 "Compulsory Acquisition" of the Information Note, EURO Shares may be acquired, in certain circumstances, pursuant to an Alternative Integration Transaction, a compulsory acquisition or a buyout offer (both as described in Section 1.3.7 "Compulsory Acquisition" of the Information Note, each in accordance with the general regulation of the AMF. The tax consequences to shareholders of a disposition of EURO Shares in such circumstances generally will be as described above under "Disposition of EURO Shares pursuant to the Offer".

FRENCH TAX CONSIDERATIONS

Under French tax law, pursuant to Article 13.4 of the French-Canadian tax treaty dated May 2, 1975, as amended by the Amendment dated November 30, 1995 (the "French-Canadian tax treaty"), capital gains realized by an individual or a legal entity that is resident of Canada within the meaning of Article 4 of the French-Canadian tax treaty upon the disposal of shares in the context of the Offer or in the context of an Alternative Integration Transaction, a compulsory acquisition or a buyout offer (both as described in Section 1.3.7 "Compulsory Acquisition" of the Information Note), are only taxable in Canada, provided that (i) such capital gains are not connected to a permanent establishment or fixed base that the EURO shareholder has in France or (ii) the EURO shareholder is not a French national or has not been a resident of France for at least 10 years prior to the date of the disposal and has not been a resident of France at any time during the 5-year period immediately preceding the disposal.

 APPENDIX "A"

PUBLIC TENDER OFFER

FOR THE COMMON SHARES OF

LAUNCHED BY
PRESENTED BY

Price of the Offer : €1.20 per Euro Ressources common share
The date of closure of the Offer will be determined by the Autorité des marchés financiers (the French financial services regulator) (the "AMF") in accordance with its general regulation.

Information note (note d'information) prepared by IAMGOLD Corporation

Important notice

IAMGOLD Corporation reserves the right, in accordance with the provisions of articles 237-14 to 237-16 of the general regulations of the AMF, to request from the AMF within the 3-month period following closure of the offer, to proceed with a compulsory acquisition (retrait obligatoire) of all shares of Euro Ressources not tendered to the Offer in the event that such shares do not represent more than 5% of the share capital or voting rights of Euro Ressources, to be made at a consideration equal to the offer price, i.e. €1.20 per Euro Ressources share.

In accordance with article L.621-8 III of the French monetary and financial code and articles 231-23 of its general regulation, the AMF has, pursuant to the conformity decision on the public tender offer dated October 1, 2008, granted the approval (visa) no. 08-208 dated October 1, 2008, for this information note. This information note was prepared by IAMGOLD Corporation and engages the responsibility of its signatories. Pursuant to article L.621-8-1 I of the French monetary and financial code, the approval (visa) was granted after the AMF verified "if the document is complete and understandable, and if the information contained therein is consistent". It does not constitute an approval of the opportunity of the transaction nor an authentication of the accounting and financial dates presented herein.

This information note is available on the AMF's website (www.amf-france.org), on IAMGOLD Corporation's website (www.iamgold.com) and can also be obtained free of charge from:

-      IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4
-      Société Générale: CAFI/GCM/SEG, 75886 Paris Cedex 18

The information relating to legal, financial, accounting and other characteristics of IAMGOLD Corporation will be made available to the public, in accordance with the provisions of article 231-28 of the general regulation of the AMF, at the latest on the day prior to the opening of the offer, under the same conditions.

This document is a free translation in English for information purposes only – Original in French

TABLE OF CONTENTS

1.	PRESENTATION OF THE PUBLIC TENDER OFFER	3

1.1	Offer context	3

1.1.1	IAMGOLD	3
1.1.2	EURO	5
1.1.3	Motives	11

1.2	Agreements that may have a material impact on the assessment or outcome of the Offer	11

1.3	The Offeror’s intentions for the next twelve months	11

1.3.1	Strategy of the enlarged group	11
1.3.2	Interest of the shareholders of EURO in the operation	11
1.3.3	Organisation and functioning of the new group – corporate governance	11
1.3.4	Employment policy	12
1.3.5	Dividend policy	12
1.3.6	Reorganization – Merger	12
1.3.7	Compulsory acquisition	13
1.3.8	Effect of the Offer on the market for and delisting of EURO Shares	13

1.4	Shares held by IAMGOLD and acquisitions over the last 12 months	14

2.	OFFER CHARACTERISTICS	14

2.1	Terms of the Offer	14

2.2	Targeted securities	15

2.3	Condition to the Offer	15

2.4	Offer process	16

2.4.1	Time for Acceptance	16
2.4.2	Manner of Acceptance	16
2.4.3	Withdrawal of tendered EURO Shares	17

2.5	French mining regulations	17

2.6	Indicative timetable	17

2.7	Reopening of the Offer	18

2.8	Offer restrictions abroad	18

2.9	Possible withdrawal of the Offer by the Offeror	20

2.10	Financing of the Offer	20

2.10.1 Offer costs	20
2.10.2 Financing means	20

2.11	Brokerage Fees	20

2.12	Taxation system of the Offer	20

2.12.1 Shareholders who are French residents for tax purposes	21
2.12.2 Individual or corporate shareholders non-resident in France for tax purposes24	24

3.	VALUATION MATERIALS FOR OFFER PRICE ASSESSMENT PURPOSES	25

3.1	Valuation methodology	25

3.1.1	Selected methods	25
3.1.2	Rejected methods	26

This document is a free translation in English for information purposes only – Original in French

3.2	Main valuation assumptions	27
3.2.1	General assumptions retained by Société Générale	27
3.2.2	Valuation of Paul Isnard	28

3.3	Primary valuation methods	29

3.3.1	Historical stock trading activities	29
3.3.2	Discounted Cash Flow analysis ("DCF")	29

3.4	Valuation methods retained for information purposes only	33

3.4.1	Recent transactions on EURO's share capital	33
3.4.2	Trading multiples	33

3.5	Summary results	36

4.	INFORMATION ABOUT THE OFFEROR	37

5.	RESPONSIBLE PERSONS	38

5.1	For the Offeror	38

5.2	For the presenting bank	38

This document is a free translation in English for information purposes only – Original in French

1.	PRESENTATION OF THE PUBLIC TENDER OFFER

Pursuant to Title III of Book II and more specifically articles 232-1 and following of the general regulation of the Autorité des marchés financiers (the "AMF"), IAMGOLD Corporation, a federal corporation incorporated in Canada under number 4213173BN, having its registered office at 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4, (the "Offeror" or "IAMGOLD"), irrevocably offers to the shareholders of Euro Ressources S.A., a corporation (société anonyme) having its registered office at 23, rue du Roule, 75001 Paris, France, registered with the company register of Paris under number 390 919 082, with a share capital of €605,914.60 divided into 60,591,460 fully paid shares of 0.01 euro each listed on the C compartment of Euronext Paris S.A. under code ISIN FR 0000054678 and on the Toronto Stock Exchange ("EURO"), to acquire their common shares of EURO (the "EURO Shares") at a price of €1.20 per share on the terms set out below (the "Offer").

The Offer is a voluntary tender offer undertaken pursuant to the standard procedure provided in articles 232-1 and following of the general regulation of the AMF. It is presented by Société Générale who, pursuant to article 231-13 of the general regulation of the AMF, guarantees the content and the irrevocable nature of the Offeror's undertakings.

The terms and conditions of the Offer are described in Section 2 "Offer characteristics" below.

Except as otherwise indicated, the information concerning EURO contained in this information note originates in (or is based upon) publicly available documents or records on file with the AMF, Canadian securities regulatory authorities and other public sources.  The Offeror was not involved in the preparation of those statements and cannot verify them.  Neither the Offeror nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for any failure by EURO to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.

1.1	Offer context

1.1.1	IAMGOLD

General description

The Offeror is the holding company of a group of companies (the "IAMGOLD Group") that is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world.

The shares of the Offeror are listed on the Toronto Stock Exchange, New York Stock Exchange and Botswana Stock Exchange. The Offeror is thus subject to continuous disclosure obligations under applicable securities laws which require, among others, that the corporation disclose all material information regarding its operations (including, in particular, the Rosebel mine, a gold mine 95%-owned and operated by the IAMGOLD Group and on which EURO has royalty rights).

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Main interests

Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as a royalty interest on a property that produces diamonds. As at the date hereof, IAMGOLD’s principal holdings are the following:

(i)
a 100% interest in IAMGOLD-Québec Management Inc., the owner of the mining leases in the Province of Québec, Canada, on which the Doyon and Mouska gold mines and the Sleeping Giant gold mine are located. IAMGOLD-Québec Management Inc. also owns the leases in the Province of Québec in which is located the Niobec mine. IAMGOLD-Québec Management Inc. is the operator of each mine named above;

(ii)	an indirect 95% interest in Rosebel Gold Mines N.V. the owner of the mining rights and assets comprising the Rosebel gold mine, in Suriname, and manager of the operations thereat;

(iii)	an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A., the owner of the mining rights for the mining permit area in Mali on which the Sadiola gold mine is located;

(iv)
an indirect 50% interest in Sadiola Exploration Limited which holds an 80% interest in Yatela Exploitation Company Limited, the owner of the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola mining permit, on which the Yatela gold mine is located;

(v)	an indirect 18.9% interest in Gold Fields Ghana Limited, the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

(vi)
an indirect 18.9% interest in Abosso Goldfields Limited, the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine is located;

(vii)	an indirect 100% interest in Mupane Gold Mining (Pty) Ltd., the owner of the mining rights for the mining permit area in Botswana on which the Mupane gold mine is located;

(viii)	an indirect 100% interest in the Camp Caiman project in French Guiana;

(ix)	an indirect 100% interest in the Quimsacocha project, an exploration project in Ecuador;

(x)
an indirect 100% interest in La Arena S.A., the owner of the mining concessions of the La Arena project in Peru, which interest IAMGOLD has agreed to sell pursuant to an agreement dated March 5, 2008 (as amended), with Rio Alto Mining Limited;

(xi)	an indirect 100% interest in IAMGOLD Tanzania Limited, the owner to the prospecting and mining licenses to the Buckreef exploration project in Tanzania; and

(xii)	a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada.

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Structure chart

A structure chart of the significant subsidiaries of the IAMGOLD Group is set forth below.

1.1.2	EURO

EURO's principal business activity is the holding of a participation right in the Rosebel gold mine in Suriname, which is 95%-owned and operated by the IAMGOLD Group, pursuant to a Participation Right Agreement dated May 16, 2002 (the "Rosebel Royalty").

EURO also holds an interest in Paul Isnard mineral properties in French Guiana.

1.1.2.1	Rosebel

General background

Property description and location

The Rosebel property is an open pit gold mine located approximately 100 kilometres south of Paramaribo, the capital of Suriname. The Rosebel property covers 17,000 hectares in the Brokopondo district, between the Suriname River to the East and the Saramacca River to the West. The property is held by Rosebel Gold Mines N.V., a 95%-owned subsidiary of IAMGOLD.

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History

The Rosebel property was optioned in 1992 by Golden Star Resources Ltd. ("Golden Star") from Grasshopper Aluminum Company N.V., a state-owned mining company ("Grassalco"). Cambior Inc. held a 50% interest in the Rosebel property from June 1994 to May 2002 when it acquired Golden Star’s 50% interest, thus becoming the owner of 100% of the Rosebel property (the "Rosebel Transaction"). Pursuant to the Rosebel Transaction, Golden Star and Cambior Inc. entered into the Rosebel Royalty that granted to Golden Star a gold price participation right based on the gold production of the mine (described below). In December 2004, Golden Star sold the Rosebel Royalty to EURO. In 2006, IAMGOLD acquired Cambior Inc., and indirectly assumed the obligations to EURO pursuant to the terms of the Rosebel Royalty.

The Rosebel property is governed by a mineral agreement executed in 1994 (as amended and supplemented) that provided the Republic of Suriname with a 5% carried participation in the share capital of Rosebel Gold Mines N.V.

Reserves and Resources

The reported mineral reserves and resources of the Rosebel mine, as at December 31, 2007, are as follows:

	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)
Reserves
Proven Reserves	34,878	1.2	1,384,000
Probable Reserves	49,683	1.3	2,019,000
Proven and Probable Reserves	84,562	1.3	3,403,000
Resources
Measured Resources (1)	113,465	1.1	4,166,000
Indicated Resources (1)	144,005	1.0	4,553,000
Inferred Resources	1,789	1.5	83,000

(1) Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

Mineral reserves were estimated using a long-term gold price assumption of $600/oz. Mineral resources were estimated using a gold price assumption of $700/oz.

Mineral resources ("resources") and mineral reserves ("reserves") have been calculated as at December 31, 2007 pursuant to Canadian securities regulatory requirements, specifically, the requirements of National Instrument 43-101 and the definitions of resources and reserves incorporated therein. Consistent with National Instrument 43-101, resources are divided into "inferred", "indicated" and "measured", based on the level of geological confidence in the mineralization, and reserves, into "probable" and "proven", upon at least a pre-feasibility study having been undertaken on the indicated and measured resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability and are not guaranteed to have economic viability. Inferred resources are too speculative geologically to have any economic considerations applied to them that would allow a translation into reserves. Please note that

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United States securities regulatory requirements permit only the disclosure of those mineral deposits that can be economically and legally mined, similar to the Canadian use of the term reserves, and apply different standards to the determination of reserves. With respect to disclosure pursuant to United States laws, EURO's shareholders are urged to consult IAMGOLD's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.

The calculations and all other technical information provided above have been prepared under the supervision of Francis Clouston, Manager, Project Evaluation of the Rosebel mine. For information relating to gold price, exchange rates, cut-off grades, metallurgical recoveries and other key assumptions, parameters and methods used in the calculation of resources and reserves and data verification procedures used in collecting, compiling, interpreting and processing the data used to estimate resources and reserves, see IAMGOLD's most recent annual information form on file with Canadian securities regulatory authorities at www.sedar.com.

To the best knowledge of the Offeror, and as of the date of this information note, there are no other substantive elements that could materially bring into question these estimates, upon which the valuation of EURO in connection with this Offer was made. In particular, all of the material and relevant data pertaining to the Rosebel mine, as set out in this information note, are believed by IAMGOLD to be consistent with the current development prospects of the mine. IAMGOLD is not aware of any data likely to significantly affect the valuation of EURO under Section 3 below and does not contemplate taking any decision which would materially impact such valuation.

Operations

The Rosebel gold mine began commercial operation in February 2004. It produced 276,000 ounces of gold in 2007 and 154,500 ounces in the first half-year 2008.

A US$26 million mill optimization program was launched by IAMGOLD in July 2007 and is expected to be completed in November 2008. This program will allow mill throughput rates to be maintained as more hard rock is fed into the mill, as well as increase gold recoveries.  In February 2008, IAMGOLD launched a US$18.4 million mill expansion project that is expected to increase annual production from approximately 275,000 ounces to 300,000 - 305,000 ounces, and reduce direct cash costs by approximately US$35 per ounce. This project will begin impacting production and costs in 2009. The expansion will increase mill throughput from 8.0 million tonnes to 8.9 million tonnes of ore per year, and provide the option of an additional 15%-25% increase should conditions be appropriate.

Exploration

IAMGOLD published on September 22, 2008 a press release providing an interim update on exploration activity at the Rosebel mine. This press release is available on IAMGOLD's website on www.iamgold.com.  Main terms of this press release are briefly summarized below.

2008 exploration program

The objectives of the 2008 near mine exploration drilling program are to convert resources to reserves (infill drilling), define lateral and depth extensions to known deposits (exploration

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drilling) and to condemn areas that will be used for planned infrastructure (condemnation drilling). A total of 63,000 meters on estimated 340 holes are planned for 2008, including infill (26,500 m, 42%), exploration (35,100 m, 56%) and condemnation (1,400 m, 2%).

As at September 1, 2008, approximately ⅔ of the 2008 planned drilling program has been completed at Rosebel. The expenses for this work year-to-date to September 1, 2008 are $6.3 million from a 2008 plan of $9.9 million.

Infill drilling results

Results of the 2008 infill drilling completed to date on six known deposits within the Rosebel concession have been mixed, but in aggregate are not expected to materially alter prior total resource estimates.

Exploration drilling results

A total of 16,000 meters of exploration drilling has been completed to date since the beginning of 2008 at various deposits within the Rosebel concession.  Although exploration drilling continues to identify potential ore-grade extensions to the existing zones, no conclusion can been drawn at this stage as to whether they could result in additional (proven or probable) reserves.

Rosebel regional exploration

Additionally, a regional exploration drilling program is currently in progress, both at areas within the Rosebel concession and at areas on surrounding exploration concessions. For the avoidance of doubt, any gold production from such surrounding exploration concessions would not be covered by the Rosebel Royalty agreement (and hence EURO would not be entitled to any royalty on account of production from these areas).

2009 work plan

The Rosebel exploration effort is expected to be accelerated in 2009. The overarching strategy is to firm up reserves in the mid-term as mining gears up to accommodate the mill expansion currently in construction (as previously disclosed in a press release on February 6, 2008 and described in the paragraph "operations" above), and to gain a more thorough understanding and quantification of the property-wide resource potential.

Rosebel Royalty

Description of Rosebel Royalty

The Rosebel Royalty provides for cash payments by IAMGOLD to EURO determined by reference to the volume of gold produced at the Rosebel gold mine. The Rosebel Royalty requires IAMGOLD to pay an amount determined as the product of: (i) gold production and (ii) in respect of production from "soft and transitional rock", 10% of the amount by which the gold price exceeds US$300 per ounce and in respect of production from "hard rock", 10% of the amount by which gold price exceeds US$350 per ounce.  The Rosebel Royalty is calculated and payable quarterly and after certain deductions.

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The Rosebel Royalty payable by IAMGOLD applies to the first 7 million ounces of attributable production from the mine. As of June 30, 2008, 1.3 million ounces of gold subject to the Rosebel Royalty had been produced and therefore, 5.7 million ounces subject to the Rosebel Royalty (out of the 7 million) were potentially remaining at such date.

Arbitration

EURO disputes IAMGOLD's determination of the Rosebel Royalty payable to EURO (and particularly the amount of the deduction relating to royalties due to the Government of Suriname or Grassalco) and initiated an arbitration procedure against IAMGOLD in May 2008.  Under this arbitration procedure, EURO requests (x) payment of an amount of approximately US$778,075 in relation to periods prior to June 30, 2008, and (y) confirmation that certain amounts payable to the Government of Suriname or Grassalco are not to be deducted for the purpose of the calculation of royalties payable in relation to future periods.  IAMGOLD has rejected (and rejects) these claims for which it considers there is no factual or contractual basis.

Neither the initiation of the arbitration nor its possible outcome had, nor have, any influence on IAMGOLD's decision to proceed with the Offer and IAMGOLD believes that the amount currently at stake in the arbitration is immaterial in the context of the Offer. However, the valuation of EURO set out in Section 3 below has been prepared on the theoretical assumption that EURO's position would prevail in the arbitration, i.e. (x) with respect to future periods, without deducting from the calculation of the Rosebel Royalty the deductions which are currently being disputed by EURO and (y) amounts claimed by EURO for prior periods (US$778,075 as of June 30, 2008) would be paid by IAMGOLD to EURO. Should IAMGOLD's position prevail in the arbitration then the valuation of EURO in Section 3 would be slightly reduced, it being specified that this would not impact the price of the Offer.

For the avoidance of doubt, it is specified that the assumption retained for the valuation of EURO in Section 3 as regards the Rosebel arbitration was solely made for the purpose of the information of EURO's shareholders in connection with the Offer and does not constitute any acknowledgement by IAMGOLD of the merits of EURO's claims in the arbitration, for which IAMGOLD considers there is no basis.

1.1.2.2	Paul Isnard

The Paul Isnard Properties

On October 29, 1994, EURO acquired an interest in the Paul Isnard exploration projects located in French Guiana by way of acquisition of all of the outstanding shares of Société de Travaux Publics et de Mines Aurifères en Guyane ("Sotrapmag"). Sotrapmag holds eight mineral concessions at Paul Isnard (the "Paul Isnard Concessions") which will expire on December 31, 2018 but which can be renewed for an additional 25 years. Total area of the Paul Isnard Concessions is 150 square kilometers.

EURO also had an Exclusive Exploration Permit at Paul Isnard (the "Paul Isnard PER", and collectively with the Paul Isnard Concessions, the "Paul Isnard Properties"), which was granted on November 30, 1999 for an initial period of three years, covering an area of approximately 283 square kilometers. Its first validity period expired on December 1, 2002. An application for renewal for a five-year period and reduced surface area (199 square kilometers) was sent to the

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French Administration on July 30, 2002. The application was revised in late 2005 to cover a further reduced surface area of 140 square kilometers which was approved by the French Ministry of Economy, Finance and Industry in February 2006. This permit expired in November 2007. EURO has indicated on September 11, 2008 that it was still in the process of completing the necessary filings with the French authorities for the renewal of the Paul Isnard PER, for a three-year period (expiring November 2010).

Agreements with Cotmig and Minera St. Elie

Sotrapmag entered into a farmout agreement in 2003 with Compagnie de Travaux Miniers de Guyane SARL ("Cotmig") pursuant to which Cotmig may exploit alluvial and par alluvial deposits within the Paul Isnard Concessions. The operating permit limits these activities to 100 tonnes of ore per day. During 2006, the terms of the agreement were revised such that Cotmig pays a royalty of 8% of the sale proceeds of gold production. EURO indicated in a press release dated September 11, 2008 that the agreement with Cotmig expired in August 2008 and that terms for its renewal had not yet been agreed.

EURO also has a royalty agreement with Société Minera St. Elie in relation to the sale proceeds of gold produced on the Paul Isnard Properties.

During 2007, the amount received by the EURO group under these two agreements (collectively, the "Existing Paul Isnard Agreements") was approximately US$0.39 million.

Memorandum of Understanding with Golden Star

EURO has agreed to sell interest in the Paul Isnard Properties to Golden Star pursuant to a memorandum of understanding executed in March 2007 (amending a previous agreement executed in December 2004) (the "MoU"), which provided that:

(i)	Golden Star shall spend, prior to November 1, 2007, €1,215,000 on the Paul Isnard PER;

(ii)	Golder Star shall complete a feasibility study on at least one project on the Paul Isnard Properties prior to the first anniversary of the MoU (i.e. on March 23, 2008 at the latest);

(iii)
In consideration for the sale of interests in the Paul Isnard Properties, Golden Star shall pay to EURO a cash amount calculated with reference to gold price and gold production from the Paul Isnard Properties; these payments will be equal to 10% of the gold price per ounce in excess of US$400 on the first 2 million ounces of production and 5% of the gold price per ounce in excess of US$400 on the next 3 million ounces of production; and

(iv)
Subject to a positive feasibility study on at least one project on the Paul Isnard Properties, Golden Star agreed to commence commercial production on the Paul Isnard Properties within the 30 months following the execution date of the MoU (i.e., on September 23, 2009). In the event of commercial production being delayed beyond the end of September 2009, Golden Star agreed to pay advance royalties to EURO of US$1,000,000 per annum from September 2010.

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As of the date of this information note and to the knowledge of the Offeror, Golden Star has not completed the feasibility study as required by the MoU (although it has complied with its undertaking to spend more than €1,215,000 on the Paul Isnard PER).

Furthermore, in May 2008, Golden Star has announced that it temporarily suspended exploration activities at Paul Isnard following the announcement by the French government that it suspended granting mining licenses pending the outcome of an environmental review of all French Guiana gold exploration areas. In a press release dated September 11, 2008, EURO indicated that "Golden Star [had] indicated its reluctance to commit to such a program (…)".

1.1.3	Motives

EURO and the IAMGOLD Group have similar interests in the gold industry and share an economic interest in an asset, the Rosebel gold mine. IAMGOLD has a 95% indirect interest in Rosebel Gold Mines N.V., the owner of the mining rights and assets comprising the Rosebel gold mine; and EURO's principal business activity is its holding of the Rosebel Royalty.

The present unsolicited Offer, which is intended to be friendly, is motivated by IAMGOLD's desire to increase its economic interest in the Rosebel gold mine with a view to rationalizing the structure of the mine, and reducing cash costs at the mine by effectively eliminating royalty payments on a consolidated basis. If the Offer is successful, and based on current gold prices, the completion of the Offer will result in a reduction in cash costs at the mine of approximately US$50 per oz.

1.2	Agreements that may have a material impact on the assessment or outcome of the Offer

There is no agreement entered into by the Offeror that may have a material impact on the assessment or outcome of the Offer.

1.3	The Offeror’s intentions for the next twelve months

1.3.1	Strategy of the enlarged group

The Offer is part of IAMGOLD's long term strategy, which aims to ensure that IAMGOLD retains as much control as possible over its assets, including the Rosebel gold mine, reduce cash costs where possible and rationalize their management. By increasing its economic interest in the production from the Rosebel gold mine and by reducing cash costs, IAMGOLD will be able to focus its efforts on its key assets and continue developing its business.

1.3.2	Interest of the shareholders of EURO in the operation

The Offeror offers EURO's shareholders an immediate liquidity on their entire shareholding at a price of €1.20 per share.

The price represents a premium of 30.4% on the last share price of EURO on Euronext as of August 28, 2008, the last full trading day prior to the announcement of the Offer, and premiums of, 27.1% and 23.3% respectively on the average share prices on Euronext weighted by the volumes for the one and three month-periods prior to that date.

The valuation materials for the assessment of the price of the shares subject to the Offer are described in Section 3 below.

1.3.3	Organisation and functioning of the new group – corporate governance

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The Offeror's objective is to take control of EURO. In such a situation, the Offeror intends to appoint a majority of its nominees within the board of directors of EURO following completion of the Offer. Consequently, the composition of EURO's management bodies will be modified to appropriately reflect its new shareholding structure.

1.3.4	Employment policy

According to publicly available information, EURO appears to have only three employees. Save for the changes intended to take place in the composition of EURO's management bodies, mentioned in Section 1.3.3 above, the Offer will not have any impact on the employment situation.

1.3.5	Dividend policy

To the Offeror's knowledge, EURO did not distribute dividends in the last three fiscal years and no decision to do so was made at the last shareholders' meeting.  EURO announced on February 18, 2008 that its board had formally adopted a policy to apply available cash-flow to reduce its remaining gold hedge and thereafter to declare dividends from available surplus funds.

The Offeror is not in a position to determine today what EURO's dividend distribution policy will be in the event that the Offer is successful.

The Offeror will re-examine the dividend policy of EURO following the Offer, in accordance with applicable laws and with EURO's articles of association and subject to EURO's distribution capacity, working capital and financing needs.

1.3.6	Reorganization – Merger

Following the closure of the Offer, and depending on its results, the Offeror intends, to the fullest extent possible, to implement a legal integration of EURO within the IAMGOLD Group.

The determination of the appropriate mechanism will require further analysis after completion of the Offer, but it is possible that such integration will be carried out by means of a merger with EURO. Accordingly, the Offeror reserves the right to consider the merger of EURO with it or another entity of its group following closure of the Offer. The Offeror and its group intend to vote the EURO Shares held by them currently or acquired pursuant to the Offer in favor of any such merger.

Should IAMGOLD wish to proceed with a merger of EURO, it will inform the AMF that will then decide whether a buyout offer (offre publique de retrait) shall be launched on EURO's securities prior to the merger, in accordance with the provisions of article 236-6 of the general regulations of the AMF.

In addition, under Canadian securities laws (unless exempted therefrom), such a subsequent merger could be subject to valuation, minority shareholder approval and other requirements. If applicable, the valuation requirement would trigger the obligation to appoint an independent valuator to prepare a formal valuation of EURO's shares (and any non-cash consideration being offered therefor) and to provide the shareholders with a summary of such valuation. The Offeror currently intends to rely on available exemptions (or to seek waivers from Canadian

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securities regulatory authorities) from such valuation requirements. Also, in addition to the approval from the extraordinary shareholders' meeting, Canadian securities laws could require the approval of the merger by a simple majority of the votes cast by "minority" shareholders of EURO, unless an exemption is available or discretionary relief is granted. However, Canadian securities laws also provide that the Offeror may treat EURO Shares acquired under the Offer as "minority" shares and vote them, or consider them voted, in favor of such subsequent merger provided certain conditions are met. The Offeror intends to cause any EURO Shares acquired under the Offer to be voted in favor of any such transaction and, where permitted by Canadian securities laws, to be counted as part of any minority approval required in connection with any such transaction.

1.3.7	Compulsory acquisition

If, as a result of the Offer, the Offeror, directly and indirectly, holds more than 95% of the share capital and voting rights of EURO, the Offeror reserves the right to proceed with a compulsory acquisition (retrait obligatoire) of EURO Shares within three months following the closure of the Offer. Such compulsory acquisition would be carried out at the same price as the Offer and in accordance with the provision of articles 237-14 and following of the general regulation of the AMF.

The Offeror also reserves the right, in the event the compulsory acquisition mentioned above is not possible and provided the Offeror would subsequently reach, directly or indirectly the threshold of 95% of the voting rights of EURO, to file with the AMF a buyout offer (offre publique de retrait) followed, in the event the threshold of 95% of the share capital of EURO is reached, by a compulsory acquisition (retrait obligatoire) of the EURO Shares that will not be directly or indirectly held by the Offeror. In such case, the compulsory acquisition will be subject to review by the AMF, that will issue its conformity decision on the basis in particular of a valuation of the EURO Shares, provided by the Offeror, and of the report of the independent expert appointed pursuant to article 261-1 II of the general regulation of the AMF.

Under Canadian securities laws (unless exempted therefrom), such a subsequent acquisition of shares may be subject to valuation, minority shareholder approval and other requirements (see Section 1.3.6 above).

1.3.8	Effect of the Offer on the market for and delisting of EURO Shares

The purchase of EURO Shares by the Offeror pursuant to the Offer will reduce the number of EURO Shares that might otherwise trade publicly and will reduce the number of holders of EURO Shares and, depending on the number of EURO Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining EURO Shares held by the public.

The Offeror reserves the right, in the event a compulsory acquisition is not possible, to apply for the delisting of EURO Shares from Euronext Paris. In accordance with applicable regulation, Euronext Paris may accept such request only if the results of the Offer significantly reduce the liquidity of the shares such that the delisting would be in the interests of the market.

The rules and regulations of the Toronto Stock Exchange establish certain criteria which, if not met following successful completion of the Offer, could lead to the delisting of the EURO Shares from the Toronto Stock Exchange. Among such criteria are the number of EURO

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shareholders, the number of EURO Shares publicly held and the aggregate market value of the EURO Shares publicly held. Depending on the number of EURO Shares purchased under the Offer, it is possible that the EURO Shares would fail to meet the criteria for continued listing on the Toronto Stock Exchange and, in such a case, EURO Shares could be delisted. If permitted by applicable law, subsequent to completion of the Offer (or any merger or buy-out offer), the Offeror reserves the right to apply to delist EURO Shares from the Toronto Stock Exchange.

1.4	Shares held by IAMGOLD and acquisitions over the last 12 months

No securities of EURO, including EURO Shares, are owned, directly or indirectly, nor is control exercised over any securities of EURO, by the Offeror or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of the Offeror, (b) an insider of the Offeror, other than a director or officer of the Offeror or (c) any person acting jointly or in concert with the Offeror, except that, IAMGOLD – Quebec Management Inc., a wholly-owned subsidiary of the Offeror owns 3,000,097 EURO Shares (or approximately 4.9% of the capital and 4.9% of the voting rights of EURO), at the date the draft Offer is filed with the AMF.

During the 12-month period preceding the date of this information note, no securities of EURO have been traded by the Offeror or its directors or senior officers or, to the knowledge of such directors and senior officers after reasonable inquiry, by (a) any associate of a director or senior officer of the Offeror, (b) any person holding more than 10% of any class of the Offeror's equity securities or (c) any person acting jointly or in concert with the Offeror, including IAMGOLD-Québec Management Inc., except as set out below..

In the course of the last twelve months, IAMGOLD – Québec Management Inc. acquired 3,000,097 EURO Shares, representing approximately 4.9% of EURO's share capital, on the market between February 13, 2008 and May 9, 2008 for an average weighted price of €0.963 with a high of €0.99 and a low of €0.894.

2.	OFFER CHARACTERISTICS

Pursuant to article 231-13 of the general regulation of the AMF, the draft Offer was filed with the AMF on August 29, 2008 by Société Générale acting on behalf of the Offeror. Société Générale guarantees the content and irrevocable nature of the undertakings made by the Offeror in the context of the Offer.

The AMF has, on October 1, 2008, declared that the Offer complied with applicable legal and regulatory provisions, and published a conformity declaration, that constitute approval (visa) for this information note.

The document from the Offeror entitled "Information Relating to Legal, Financial, Accounting and Other Characteristics of IAMGOLD Corporation" will be made available to the public by the Offeror and Société Générale, free of charge, at the latest on the last day prior to the opening of the Offer. They will also be available on the AMF's website.

Prior to the opening of the Offer, the AMF will publish a notice of opening of the Offer.

2.1	Terms of the Offer

Pursuant to articles 231-1 and following of the general regulation of the AMF, the Offeror has filed a public offer on the EURO Shares and has undertaken to acquire from EURO shareholders their shares at a price of €1.20 per EURO Share.

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If, between August 29, 2008, date the draft Offer is filed with the AMF and the date of settlement and delivery of the Offer (both dates inclusively), EURO decides, in the ordinary course of business, a dividend distribution (including any distribution of interim dividends) payable on a date prior to the settlement and delivery of the Offer or by reference to actual shareholdings prior to such a date, the Offer price per EURO Share would be reduced by the amount of the dividend distribution per EURO Share.

Any adjustment to the Offer price will be subject to prior submission to the AMF.

2.2	Targeted securities

Pursuant to article 231-6 of the general regulation of the AMF, the Offer concerns:

•	all issued EURO Shares at the date of opening of the Offer, i.e., 60,591,460 EURO Shares, and

•
all EURO Shares that could result from the exercise, prior to the closing of the Offer, of subscription options for EURO Shares, i.e., to the knowledge of the Offeror, a maximum of 1,905,001 options as of June 30, 2008.

To the knowledge of the Offeror, EURO has not issued any right, security or other financial instrument giving access, immediately or on a deferred basis, to its share capital or voting rights other than the EURO Shares and the subscription options set out above.

2.3	Condition to the Offer

In accordance with the provisions of article 231-9 of the general regulation of the AMF, the Offeror stipulates as condition precedent to its Offer that a minimum of 50% plus one EURO Share (calculated on a diluted basis) of the share capital and voting rights of EURO (the "Acceptance Threshold") be held by it and other entities of the IAMGOLD Group (taking into account the 3,000,097 EURO Shares already held by the IAMGOLD Group), upon closure of the Offer.

The Acceptance Threshold will be calculated as follows:

-	at the numerator: the sum of (x) all EURO Shares validly tendered to the Offer on or prior to its date of closure and (y) all EURO Shares held by the IAMGOLD Group on such date, and

-
at the denominator: the sum of (x) all EURO Shares existing at the date of closure of the Offer and (y) all EURO Shares likely to be issued as a result of the exercise of subscription options allocated prior to the filing of the Offer (and not yet exercised at the date of closure of the Offer).

This document is a free translation in English for information purposes only – Original in French

If the Acceptance Threshold is not met, the Offer will terminate and the EURO Shares tendered to the Offer will be returned to their owners, without any interest or indemnity being due.

However, the Offeror reserves the right to purely waive this Acceptance Threshold by filing an improved offer at the latest five trading days prior to the closure of the Offer, in accordance with articles 232-6 and 232-7 of the general regulation of the AMF.

2.4	Offer process

2.4.1	Time for Acceptance

The Offer will open on the trading day following publication by the Offeror of a financial disclosure statement specifying, pursuant to article 231-32 of the general regulation of the AMF, the manner in which the final information note will be made available to the public, (after publication by the AMF of its conformity decision that constitutes approval (visa) of said note) as well as the document entitled "Information Relating to Legal, Financial, Accounting and Other Characteristics of IAMGOLD Corporation" required pursuant to article 231-28 of the general regulation of the AMF.

The AMF will issue a statement prior to the opening of the Offer, which will be open for at least 25 trading days. The closing date of the Offer and the timetable will be set subsequently by a decision of the AMF pursuant to article 232-2 of its general regulation.

2.4.2	Manner of Acceptance

Subject to compliance with Section 2.8 below, EURO shareholders wishing to tender their EURO Shares to the Offer must submit an order or acceptance to their authorized financial intermediary (bank, investment company, etc.) following one of the models made available to them by such intermediary, by the date of closure of the Offer at the latest. Such financial intermediary will transfer the EURO Shares to Euroclear France account of Euronext Paris.

EURO Shares held in pure registered form (nominatif pur) to be tendered to the Offer must first be converted into administered shares (nominatif administré) and will only be converted to bearer shares if the Offer is successful. Therefore, in order to participate in the Offer, holders of EURO Shares held in registered form should ask that these EURO Shares be promptly converted into administered shares. If the Offer is successful, Euronext Paris will transfer the registered EURO Shares to the bank in charge of servicing EURO Shares for their conversion to bearer form, so that they may then be transferred to the Offeror through Euronext Paris.

EURO Shares tendered to the Offer must be free of any encumbrance, charge, lien or other security or restriction of any kind whatsoever restricting the transfer of title thereto. The Offeror reserves the right to reject any tendered EURO Shares that do not meet this condition.

Beneficiaries of options to subscribe shares who wish to tender to the Offer EURO Shares resulting from the exercise of their options to subscribe shares must have exercised such options sufficiently in advance so as to be able to tender shares issued as a result of such exercise of options to the Offer at the latest on the date of closure of the Offer (or, of the subsequent Offer after reopening of the Offer pursuant to article 232-4 of the general regulation of the AMF).

The transfer of ownership of the EURO Shares tendered to the Offer will occur at the settlement/delivery date.  All the rights attached to these EURO Shares, including dividend rights (except in the event of a price adjustment as provided under Section 2.1 above), will be transferred to the Offeror at the same date.

No interest or indemnity shall be due for the period between the tendering of the EURO Shares to the Offer and the date of settlement/delivery of the tendered EURO Shares. The settlement/delivery date shall be specified in a results notice specifying the delivery and settlement terms published by Euronext Paris after publication by the AMF of the Offer final results notice. Transaction payments shall be made after centralisation operations are completed by Euronext Paris.

This document is a free translation in English for information purposes only – Original in French

2.4.3	Withdrawal of tendered EURO Shares

In accordance with article 232-2 of the general regulation of the AMF, orders to tender EURO Shares to the Offer may be withdrawn at any time until and including the date of closure of the Offer. After such date, tenders are irrevocable.

Pursuant to articles 232-8 and 232-10 of the general regulation of the AMF, such orders to tender will automatically become null and void, without any indemnity or interest due, in the event a rival public offer on EURO Shares is opened (and might become so upon the AMF’s decision declaring an improved offer to be admissible). It would then be incumbent on the holders of EURO Shares to place a new order to tender their shares to the Offer if the latter is maintained.

2.5	French mining regulations

Pursuant to French Decree no. 2006-648 dated June 2, 2006, EURO and Sotrapmag, a wholly-owned subsidiary of EURO, shall each, in their capacities as holders of mining rights in the Paul Isnard Properties (described above in Section 1.1.2), notify the French Minister in charge of mines of this Offer (and its potential consequences on the allocation of EURO's capital) shortly after the filing of the draft Offer with the AMF.

During a two-month period following such notification, the French Minister may, after having received an opinion from the French "conseil général des mines", notify the holder of the mining rights that the contemplated change of control is not compatible with the conservation of its mining rights and thus decide the withdrawal of the mining rights. If the Minister deems it necessary, it may extend the review period for an additional 2-month period.

In any event, the Offer (and specifically the Offer price) will not be impacted by the decision from the Minister (if any). As indicated in Section 1.1.3 above, the Offer is indeed motivated by IAMGOLD's willingness to increase its interest in the Rosebel mine (and the value of the Paul Isnard Properties represents a limited fraction of EURO's aggregate value). It is nevertheless IAMGOLD's intention to seek, to the extent possible, to preserve the rights of EURO and Sotrapmag in the Paul Isnard Properties following the Offer.

2.6	Indicative timetable

August 29, 2008	Filing of the draft Offer with the AMF and of the draft information note of the Offeror

Availability to the public and on-lining of the Offeror's draft information note on the AMF website (www.amf-france.org)

October 1, 2008	Statement of conformity of the Offer by the AMF that also constitutes approval (visa) of the information note of the Offeror

This document is a free translation in English for information purposes only – Original in French

October 2, 2008
Availability to the public and on-lining of the Offeror's approved information note as well as the document entitled "Information Relating to Legal, Financial, Accounting and Other Characteristics of IAMGOLD Corporation" on the AMF website (www.amf-france.org)

October 3, 2008	Publication of a financial notice informing that these documents are available

October 6, 2008	Offer opens

November 21, 2008	Offer closes
(at the latest)

November 27, 2008	Publication of the interim Offer results notice

December 4, 2008	Publication of the definitive Offer results notice

December 9, 2008	Settlement/Delivery of the Offer with Euronext

December 18, 2008	Offer re-opens (if the Offer is successful)

2.7	Reopening of the Offer

Pursuant to article 232-4 of the general regulation of the AMF, if the Offer is successful, the Offer will be re-opened for a period of at least ten trading days. In case of reopening of the Offer, the terms will be identical to the Offer terms. In such circumstances, the AMF will publish the timetable for the reopening of the Offer.

EURO SHAREHOLDERS SHOULD BE AWARE THAT THE OFFEROR MAY, DURING THE RE-OPENED OFFER, ACQUIRE BENEFICIAL OWNERSHIP OF EURO SHARES OTHER THAN UNDER THE TERMS OF THE OFFER THROUGH THE FACILITIES OF EURONEXT PARIS S.A. OR THE TORONTO STOCK EXCHANGE. HOWEVER, THE OFFEROR AND ITS AFFILIATES MAY ONLY ACQUIRE SUCH EURO SHARES OTHER THAN PURSUANT TO THE TERMS OF THE OFFER IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS, WHICH REQUIRE, IN THE CASE OF FRENCH SECURITIES LAWS, THAT, AMONGST OTHER THINGS, (I) ANY CONSIDERATION PAID OUTSIDE THE OFFER SHALL BE EQUAL TO THE OFFER PRICE AND (II) THE OFFEROR WILL ADVISE THE AMF OF SUCH PURCHASES, ON EACH DAY DURING WHICH EURO SHARES HAVE BEEN PURCHASED, AND THE AMF SHALL PUBLISH THE DECLARATIONS SUCH PROVIDED BY THE OFFEROR. IN ADDITION, IF APPLICABLE, CANADIAN SECURITIES LAWS MAY, IN OTHER RESPECTS, RESTRICT THE PURCHASES OF EURO SHARES BY THE OFFEROR OTHER THAN UNDER THE TERMS OF THE OFFER, INCLUDING BY LIMITING THE NUMBER OF EURO SHARES THAT CAN BE SO ACQUIRED TO 5% OF THE EURO SHARES OUTSTANDING AT THE DATE THE OFFER IS MADE IN CANADA.

2.8	Offer restrictions abroad

This document is a free translation in English for information purposes only – Original in French

The Offer is made for the securities of a French issuer and is subject to the general regulation of the AMF. Holders of EURO Shares residing outside of France should be aware that French disclosure requirements are different from those in their respective jurisdictions (in particular, in Canada, the United States, Japan and Australia).

This Offer information note is not intended to be distributed in countries other than France.

Distribution of this Offer information note and participation in the Offer may be subject to legal restrictions outside of France (in particular in Canada, Japan and Australia). The Offer is not addressed, either directly or indirectly, to persons who are subject to such restrictions, and may not be accepted in any jurisdiction where the Offer is subject to such restrictions. Consequently, persons in possession of this Offer information note are required to inform themselves about possible applicable local restrictions and to comply with them.

As of the date of this information note, IAMGOLD contemplates to extend the Offer in Canada and, to that effect, has filed with the Canadian securities regulatory authorities an application requesting exemptive relief from Canadian take-over bid requirements. Assuming that such relief is granted, this information note, together with supplementary information for Canadian shareholders, will be filed with Canadian securities regulatory authorities and be available at www.sedar.com and otherwise be available on the Offeror's website at www.iamgold.com. However, IAMGOLD may elect not to extend the Offer in Canada, in particular if the requested relief is not granted by the Canadian securities regulatory authorities.

If you are a shareholder not resident in France and you are in any doubt about your position, you should consult your professional adviser in the relevant jurisdiction.

EURO shareholders should be aware that the disposition of the EURO Shares under the Offer may have tax consequences.  As a general rule, any individual or legal entity holding EURO Shares which is not resident in France must inform itself about the tax rules that apply to its particular situation.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by IAMGOLD.

THE OFFER HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES NOR HAS ANY SECURITIES REGULATORY AUTHORITY IN CANADA OR THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

This document is a free translation in English for information purposes only – Original in French

Additional Notice to EURO Shareholders in the United States

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that IAMGOLD is incorporated under the laws of Canada, that a majority of the directors and officers of IAMGOLD are residents of Canada, and that all (or a substantial portion of) the assets of IAMGOLD and of such persons may be located outside the United States. You may not be able to sue a foreign entity (or its officers or directors) in a foreign court for violations of U.S. federal or state securities laws. It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

2.9	Possible withdrawal of the Offer by the Offeror

Pursuant to article 232-11 of the general regulation of the AMF, the Offeror may withdraw its Offer within five trading days following publication of a timetable of a rival offer or improved rival offer. It will inform the AMF of its decision, which will be made public.

The Offeror may also withdraw its Offer if it becomes frustrated ("sans objet") or if EURO has taken measures that modified its substance during the Offer or in the event the Offer is successful. The Offeror may not exercise this right without prior authorization by the AMF, which will rule in accordance with the principles set out under article 231-3 of its general regulation.

2.10	Financing of the Offer

2.10.1	Offer costs

To the Offeror's knowledge, the acquisition price (excluding fees and expenses related to the Offer) for all of the EURO Shares (including the EURO Shares issuable on the exercise of all outstanding subscription options), would amount to a maximum of approximately €75.0 million in case all the EURO Shares are tendered. In the event that no EURO Shares issuable on the exercise of subscription options are tendered, the cash that should be paid by the Offeror would amount to approximately €72.7 million.

The overall amount of fees and expenses (excluding the acquisition price for EURO Shares) likely to be incurred by the Offeror in the context of the Offer is estimated to amount to €2 million (excluding taxes). This amount includes fees payable by the Offeror for its legal counsel, financial advisors (including presenting bank), accountants, and other representatives, as well as filing, printing and mailing costs and other miscellaneous (including communication) fees.

2.10.2	Financing means

The Offeror will fund the Offer through its existing cash reserves or credit facilities which will fully satisfy this commitment. The funding commitments under the existing credit facilities of the Offeror are subject to conditions that are common in commercial lending transactions of this kind.

2.11	Brokerage Fees

Save as indicated below, no expenses shall be reimbursed nor any commission paid to any intermediary or person soliciting the tender of EURO Shares to the Offer.

This document is a free translation in English for information purposes only – Original in French

The Offeror will bear the brokerage fees (and related VAT) for shareholders tendering their EURO Shares to the Offer within the limit of 0.2% of the value of each EURO Share tendered (including all taxes), with a maximum of €50 per account (including all taxes).

2.12	Taxation system of the Offer

The comments below are based on French tax law (provisions of the French Tax Code – "FTC") and the administrative doctrine published by French tax authorities that are currently in force on the date of this information note, and therefore may be subsequently amended, and possibly retroactively, particularly in view of any new provisions that may be included in the Finance Law for 2009 or the revised Finance Law for 2008.

It should be noted that this information is merely a summary of the tax rules applicable to individuals and corporate shareholders of EURO who will tender their EURO Shares to the Offer. This information does not purport to be exhaustive or to deal with all potential tax consequences that may arise from the Offer. Shareholders are advised to consult their tax advisor in order to examine their specific situation in light of applicable legislation.

Shareholders who are not French residents for tax purposes must also comply with applicable tax law in their country of residence, subject to any applicable tax treaties.

2.12.1	Shareholders who are French residents for tax purposes

2.12.1.1
Individuals residing in France for tax purposes who hold EURO shares among their private assets and who do not conduct stock transactions under conditions similar to those of a person who conducts these types of transactions professionally

Common rules of taxation

Pursuant to the provisions of article 150-0 A FTC, capital gains of one Euro or more on EURO Shares sold by the above-mentioned individuals – i.e., capital gains equal to the difference between the Offer price and the tax cost of the EURO Shares contributed to the Offer – are subject to income tax at a rate of 18% if the annual amount for disposals of securities, corporate interests or equivalent securities realized by all members of the taxpayer's household exceeds the current limit of €25,000 (excluding sales of securities held in a PEA (equity savings plan) and share-for-share exchanges that benefit from deferred taxation as set out in article 150-0 B FTC).

Capital gains are also subject to the following contributions, on condition that the above-mentioned annual taxation threshold is exceeded:

-	the General Social Contribution tax ("CSG") of 8.2%, non-deductible from the household's total taxable income,

-	the 2% "prélèvement social" (social withholding) tax, non-deductible from the household's total taxable income,

-	the contribution to the Social Security deficit ("CRDS") of 0.5%, non-deductible from the household's total taxable income,

-	an additional 0.3% contribution to the 2% prélèvement social established pursuant to article 11-2 of the 30 June 2004 law regarding solidarity in view of autonomy for elderly and disabled persons.

The overall tax effective rate for the above-mentioned individual shareholders is therefore 29% for capital gains made in 2008.

Pursuant to the provisions of article 150-0-D-11° FTC, capital losses on share disposals may be offset against capital gains of the same nature realized during the year of sale or the ten following years provided that the annual taxation threshold for disposals of securities, corporate interests or equivalent securities, as set out above, has been exceeded for the year in which the capital loss is incurred.

This document is a free translation in English for information purposes only – Original in French

 PEA (equity savings plans)

In the event that the EURO Shares are held in the context of a PEA (French equity saving plan) (article L.221-31 of the French Monetary and Financial Code (Code Monétaire et Financier)), capital gains arising from any sale made during the term of the PEA are exempt from income tax and social contributions on the day on which they were realized, provided that capital gains are reinvested in the PEA under the same terms as the payments.

It should be noted that on the closing date (if it is more than five years after the PEA is opened) or on the date of partial withdrawal of the PEA (if the closing date is more than eight years after the PEA is opened), the net capital gain realized since the PEA was opened will be exempt from income tax, but subject to social contributions at a rate that varies according to the date on which the gain was realized.

Lastly, the capital losses incurred in the context of the PEA are not deductible from capital gains realized outside the PEA.

Nevertheless, in the event of an early closure in the five years following the opening of the PEA, or upon meeting certain conditions in the event that the PEA is closed after the  fifth year, accrued capital losses (if any) are deductible from the capital gains of the same nature generated during the same year or the ten following years, provided that the annual threshold for disposals of securities, corporate interests or equivalent securities, as set out above, has been exceeded during the year the capital loss is incurred.

2.12.1.2	Employees and officers of EURO holding EURO Shares as a result of exercising stock options

Pursuant to the article 163 bis-C FTC, beneficiaries of options to subscribe for new EURO Shares granted under articles L.225-177 to L.225-186 of the French Commercial Code (Code de commerce) will benefit from favorable treatment with respect to income tax and social security contributions provided that their shares are not sold, converted to bearer form or alienated for at least five years (if the options were granted before April 27, 2000) or four years (if the options were granted on or after April 27, 2000) from the date of grant of the options (except, upon complying with certain conditions, in the event of the dismissal, mandatory retirement, death or disability of the beneficiary).

Where EURO Shares are tendered to the Offer, the date of disposal thereof is the date that the Offer results are published in the AMF's Official Bulletin.

Acquisition gains

Assuming that the registration and holding period requirements are met on the date on which the Offer results are published in the AMF's Official Bulletin, the "acquisition gains" (equal to the difference between the real value of the shares on the day the option was exercised and the issue price, plus the portion of the surplus rebate, if any), are taxable as follows, on condition that the annual threshold for disposal of securities, corporate interests or equivalent securities is exceeded:

This document is a free translation in English for information purposes only – Original in French

•	Options granted from September 20, 1995 to April 26, 2000:

-	Effective tax rate of 41% (30% acquisition gains tax, CSG, CRDS, 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social); or

-	At the option of the beneficiary, taxation as wages and salaries.

•	Options granted since April 27, 2000:

-
Effective tax rate of 41% (30% acquisition gains tax, CSG, CRDS, 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social) for the fraction of the acquisition acquisition gains not exceeding €152,500, and at an effective rate of 51% (40% acquisition gains tax, CSG, CRDS, 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social) for the portion exceeding such amount; or

-
Effective tax  rate of 29% (18% acquisition gains tax, CSG, CRDS, 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social) for the portion of the capital gain not exceeding €152,500, and at an effective rate of 41% (30% acquisition gains tax, and CSG, CRDS, the 2% prélèvement social and additional 0.3% contribution to the 2% prélèvement social) for the portion exceeding such amount, provided that, on the date the Offer results are published in the AMF's Official Bulletin, an additional two-year holding period as set out in article 200-A-6 FTC has been observed; or

-	At the option of the beneficiary, taxation as wages and salaries.

Conversely, should registration and holding period requirements not be met on the date the Offer results are published in the AMF's Official Bulletin, the acquisition gains will be taxed as wages and salaries and subject to social security contributions.

Capital gains or losses on disposals of shares

Capital gains or losses realized on disposals of EURO Shares pursuant to the Offer, calculated with reference to the actual value of EURO Shares on the day the option was exercised, are subject to the tax rules for capital gains described above in paragraph 2.12.1.1 (Individuals residing in France for tax purposes who hold EURO shares among their private assets and who do not conduct stock transactions under conditions similar to those of a person who conducts these types of transactions professionally).

2.12.1.3       Legal entities resident in France and subject to corporate income tax

Common rules of taxation

Capital gains realized upon disposal of portfolio securities, equal to the difference between the amounts received as consideration for the disposal of the securities and the tax cost of the shares tendered to the Offer, are subject to corporate income tax at the standard rate of 33.1/3% (article 219-I-a quater FTC) and, if applicable, to the social security contribution of 3.3% (article 235 ter ZC FTC) that applies to the corporate income tax amount after deduction of a tax credit not exceeding €763,000 per 12-month period.

This document is a free translation in English for information purposes only – Original in French

Legal entities with sales of less than €7,630,000 during the relevant fiscal year or taxation period may be entitled to have their corporate income tax rate reduced to 15% for a portion of the taxable profit not exceeding €38,120 and to be exempt from the 3.3% social security contribution, provided that the conditions set out in articles 219-I-b and 235 ter ZC FTC are met.

Lastly, capital losses accrued on disposals of securities other than investment shares and security equivalents are deductible from the transferor's operating results, or accrue as a tax loss that may, without any time limit, be carried forward and set off against the transferor's operating results in subsequent fiscal years.

Long-term capital gains taxation system

Pursuant to article 219-I-a quinquies FTC, net capital gains realized on disposals of investment shares and equivalent securities as defined in said article and which have been held for at least two years benefit from a 0% reduced rate, subject to the taxation of 5% of the net capital gain realized, at the standard 33.33% corporate income tax rate (1.67% effective rate), and, if applicable, the above-mentioned 3.3% social security contribution.

Within the meaning of article 219-I-a quinquies FTC, shares are considered investment shares  and equivalent securities when they are treated as such for accounting purposes as well as, subject to certain conditions, when they were acquired under a public tender or exchange offer by the initiating company, as well as when they entitle the holder to the benefit of the parent/subsidiary corporation  privilege set out in articles 145 and 216 FTC, excluding shares of companies with predominantly real estate-based assets.

Net long term capital losses realized upon the disposal of investment shares and equivalent securities are not deductible from the taxable income and cannot be offset against capital gains in other categories of securities.

2.12.1.4	Other shareholders

It is recommended that holders of EURO Shares who are subject to taxation rules other than those described above, and more specifically taxpayers involved in stock transactions in circumstances similar to those of a person who conducts these types of transactions professionally or who have recorded their securities as professional assets should review their personal tax situation with their advisor.

2.12.2   Individual or corporate shareholders non-resident in France for tax purposes

Subject to the provisions of any applicable tax treaties, capital gains realized upon the disposal of shares in the context of the Offer by individuals or legal entities that are not residents of France for tax purposes within the meaning of article 4-B FTC or legal entities whose registered office is located outside of France, are generally tax-exempt in France, provided that (i) such capital gains are not connected to a permanent establishment or fixed base in France and (ii) that the seller has not held, either directly or indirectly, alone or with his/her spouse, parents or children or with the parents or children of said spouse, interests entitling the holder to over 25% of the profits of the company whose shares are being sold at any time over the five years prior to the disposal (articles 244 bis-B and 244 bis-C FTC).

This document is a free translation in English for information purposes only – Original in French

Capital gains realized on the disposal of shares included in an investment exceeding or having exceeded the 25% threshold during the above-mentioned period are subject to the proportional tax rate in France, which is currently 18%, subject to the provisions of any applicable international tax agreements.

Any individual or legal entity not resident in France for tax purposes who holds EURO Shares should consult with their advisor in their country of residence with respect to their personal tax situation.

3.	VALUATION MATERIALS FOR OFFER PRICE ASSESSMENT PURPOSES

The price offered by the Offeror for each EURO Share is €1.20 per share payable in cash.

The following valuation materials in the Offer price have been prepared by Société Générale as presenting bank of the Offer for the account of the Offeror.  These materials have been prepared in accordance with customary valuation methods based on publicly available information on EURO and IAMGOLD as at the date hereof (i.e., mainly annual and quarterly financial reports).

The press release issued by IAMGOLD on September 22, 2008, providing an update of exploration programs at the Rosebel mine (a summary of which is included in Section 1.1.2.1 above) does not modify the business plan of EURO (the main assumptions of which are listed in Section 3.3.2.1 below) established by Société Générale for the purpose of evaluating EURO in connection with this Offer.

IAMGOLD has confirmed that, since the filing of the draft information note on August 29, 2008, no event has occurred that has an impact on the assumptions used by Société Générale in constructing a business plan for EURO.

As indicated in Section 1.1.1 above, IAMGOLD is subject to continuous disclosure obligations under applicable securities laws which require, among others, that it disclose all material information regarding its operations (including, in particular, the Rosebel mine).  In particular, IAMGOLD has disclosed all of the material and relevant data of which it is aware in relation to the Rosebel mine that is necessary for the valuation of EURO. IAMGOLD is not aware of any other information pertaining to the Rosebel mine which is likely to significantly affect the valuation set out below and does not contemplate taking any decision which would materially impact such valuation.

The methods selected have been chosen taking into account characteristics specific to EURO, in particular its size and the nature of its operations.

The accuracy and completeness of the information used by Société Générale has not been independently verified by Société Générale.

3.1	Valuation methodology

3.1.1	Selected methods

In the context of a multi-criteria approach, Société Générale has primarily selected the following method for purposes of valuating EURO:

-           Historical stock trading analysis, and

This document is a free translation in English for information purposes only – Original in French

-           Discounted cash flow analysis.

At a secondary level, Société Générale has performed the following analyses for information purposes:

-           Analysis of recent transactions on EURO's share capital, and

-           Comparable companies analysis.

3.1.2	Rejected methods

The following valuation methods were considered by Société Générale but not deemed relevant.

3.1.2.1	Comparable transactions analysis

This method consists in applying to a given company's financial metrics the valuation multiples recognized in recent material transactions in the same industry or in an industry having similar features in terms of its business model.  This method indicates the price that investors paid to take control of comparable companies.  The difficulty lies in the selection of comparable transactions as valuation references given that:

a)	the quality and reliability of available information is highly variable depending on the transaction and the nature of the target concerned (listed, not listed, subsidiary in a group);

b)	targets are never totally comparable in terms of size, positioning, geographical location, profitability; and

c)	the strategic interest of an acquisition is variable (and the control premium offered is often adjusted accordingly).

In the absence of transactions involving truly comparable companies to EURO in terms of size and business model, and given the limited information gathered by Société Générale on the transactions retained, Société Générale does not regard this method as appropriate to valuate EURO.

3.1.2.2	Net Asset Value ("NAV") / Revalued Net Asset Value ("RNAV")

The net asset value method consists in calculating the net asset value per share of a company;

This document is a free translation in English for information purposes only – Original in French

i.e. calculating the book value of a given share.  This method, which is based on the historical value of a company's assets and liabilities, does not seem relevant and was not retained by Société Générale because it does not take into account the fair market value of said assets and liabilities nor the company's future performances.

For information purposes, the net asset value of EURO as at June 30, 2008 was €7,641,000, i.e. €0.12 per share on a fully diluted basis.

The Revalued Net Asset Value methods was not retained in connection with this valuation analysis since, whereas it is particularly relevant for certain sectors (such as financial institutions and real estate industries) or for certain companies whose aggregate financial statements and projections cannot be analyzed as such (holdings), it does not take into account the prospects of the continuing operations of the company.

3.1.2.3	Discounted Dividend Model ("DDM")

The DDM method consists in valuing a company based on the discounted value of future dividends.  This method is only appropriate for companies with a significant distribution capacity and that have a stable and foreseeable dividend distribution policy. Société Générale did not use this method for EURO in the absence of materials enabling us to anticipate EURO's future dividend distribution policy. Historically, EURO has never distributed any dividends to its shareholders and the company's management has not disclosed precise information as to the company's future dividend policy.

3.1.2.4	Analysts' Target Prices

There is no analyst coverage for EURO and no analysts' target prices for 2008.

3.2	Main valuation assumptions

3.2.1	General assumptions retained by Société Générale

Société Générale's valuation analysis has been completed based on the following assumptions:

-	Gold price median forecasts established on the basis of the forecasts of 38 gold broker notes released between April 8 and August 22, 2008:

(US$)	2008e	2009e	2010e	2011e	2012e	2013e and following
Gold price forecasts (per ounce)	930	925	888	800	750	700

-	€/US$ exchange rate forecasts based on the Foreign Exchange Consensus Forecasts released by Consensus Economics in July 2008:

	2008e	2009e	2010e and following
€/US$ exchange rate forecasts	1.53	1.43	1.35

a number of shares of 61,676,961 on a fully diluted basis, i.e., taking into account the dilutive impact of the 1,905,001 stock options issued and outstanding in accordance with the treasury method;

-	net financial debt of €2.6m as of June 30, 2008;

-	a positive value of the deferred tax asset of €4.3m;

-	a post tax negative value of the hedging instruments of €4.5m as at June 30, 2008;

-
a theoretical positive value of €0.5m (approximately US$ 0.78m) corresponding to the amount claimed by EURO in relation to periods prior to June 30, 2008, in connection with the arbitration on the Rosebel Royalty;

-	fees to be incurred by EURO in connection with the Offer estimated at approximately €1.2m (post taxes); and

This document is a free translation in English for information purposes only – Original in French

-
valuation of EURO on a stand-alone basis excluding potential synergies, since no significant synergies are expected from the Offer, except, if applicable, economies resulting from the delisting of EURO's shares from Euronext and the Toronto Stock Exchange (if such delisting is made, in particular following the implementation of a compulsory acquisition (retrait obligatoire)).

3.2.2	Valuation of Paul Isnard

As described in Section 1.1.2, EURO's assets in Paul Isnard include the Paul Isnard Concessions and the Paul Isnard PER (the Paul Isnard Properties).

The revenues currently generated by the Existing Paul Isnard Agreements have been taken into account in the business plan used for purposes of valuing EURO using the DCF valuation method, assuming that such revenues would be stable in the long term.  These revenues have also been included in the metrics used for purposes of valuing EURO using the analogical valuation method, i.e., by applying to EURO's metrics valuation multiples of companies in the sample presented in section 3.4.2.

The Paul Isnard Properties (excluding the Existing Paul Isnard Agreements) have been valued separately by Société Générale based on publicly available information and on the following assumptions, which may be regarded as very ambitious in the current context:

-	documentation required for the proper implementation of the provisions of the MoU dated March 23, 2007 between EURO and Golden Star would be completed and implemented;

-	the Paul Isnard PER (exclusive exploration permit) which has expired in November 2007, would be timely and duly renewed by competent French authorities;

-	Golden Star would deliver a positive feasibility study;

-	the French authorities would authorize Golden Star and EURO to resume their operations in Paul Isnard prior to the end of 2008;

-
the mine would enter production phase in 2010 and would produce 560,000 ounces of gold over a 20-year period, i.e., assuming that 100% of the resources inferred at Paul Isnard as at December 31, 2007 (as disclosed, on February 28, 2008, by Golden Star that indicated that such resources were estimated in compliance with definition set forth by Canadian National Instrument 43-101) would be successfully extracted under satisfactory economical and technical conditions;

-
Société Générale computed the free cash flows derived from the Paul Isnard Properties based on the gold price forecasts set forth in Section 3.2.2 and assuming no additional operating expenses, change in working capital or capital expenditures; and

-
Société Générale discounted such free cash flows at the WACC (as defined in Section 3.4.2.2), i.e., without taking into account the extra risk presented by the Paul Isnard Properties relative to the other operations of EURO.

This estimated value of the Paul Isnard Properties obtained has been taken into account in the valuation materials presented below in Sections 3.4 and 3.5.

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3.3	Primary valuation methods

3.3.1	Historical stock trading activities

EURO Shares are listed on compartment C of Euronext Paris.

The reference stock price (relative to which the implied premiums/discounts presented by the offered price have been calculated) is the spot price as at August 28, 2008, i.e., on the date immediately preceding the filing of the Offer.  Volume weighted average prices have been computed on that date.

The implied premiums/discounts presented in the Offer price are set forth in the table below:

Source : Bloomberg	Price (€)	Implied premium / discount
Spot as at August 28, 2008	0.92	+30.4%
1-month VWAP (1)	0.94	+27.1%
3-month VWAP (1)	0.97	+23.3%
6-month VWAP (1)	0.99	+21.1%
12-month VWAP (1)	1.00	+19.5%
18-month VWAP (1)	1.00	+20.4%
Highest price over 12 months (on 10/29/07)	1.16	+3.4%
Lowest price over 12 months (on 01/23/08)	0.85	+41.2%

(1) Volume Weighted Average Prices on Euronext Paris.  Averages were calculated on August 28, 2008.

The volumes traded on Euronext Paris are significant (0.79% of share capital traded on a daily basis over the last 12 months).  Daily rotation of free float amounted to 1.14% over the same period.

EURO's shares are also listed on the Toronto Stock Exchange (TSX).  Volumes traded on said exchange are not significant (0.01% of share capital traded on a daily basis over the last 12 months).  Therefore information available on EURO's performance on the TSX was not included in the stock market analysis.

Société Générale considers EURO's stock price on Euronext Paris as a key reference in the valuation analysis, especially given the high liquidity of the stock on this market.

3.3.2	Discounted Cash Flow analysis ("DCF")

This method consists in determining the enterprise value of a company by discounting, at its weighted average cost of capital, all projected free cash flows generated by its assets.  The value attributable to shares is then calculated by (i) adding to the enterprise value obtained the value of the company's cash and cash equivalents and its non-operating financial assets and by (ii) deducting the value of minority interests and financial debt.

This method is used to assess the intrinsic value of a company's business plan taking into account its specific characteristics in terms of its future performance, profitability and productivity.  It seems particularly appropriate in EURO's case given that its only source of income is royalties derived from a limited number of assets with very specific prospects.

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3.3.2.1	Business plan assumptions and drivers

Other than the general assumptions set forth in Section 3.2.1 above, the following assumptions, which may be regarded as favorable to EURO, have been made by Société Générale when developing EURO's business plan:

-
the business plan for EURO starts in July 2008 and ends on the date the company's rights under the Rosebel Royalty are expected to expire, i.e., in 2023; based on the following production assumptions that may be regarded as very ambitious:

o
Société Générale assumed that the Rosebel Royalty would be paid on an additional 5.7 million ounces of attributable gold to be produced over the next 15 years (from July 1, 2008), whereas IAMGOLD disclosed (i) 3.4 million ounces of proven and probable reserves at Rosebel as at December 31, 2007 and (ii) measured, indicated and inferred resources of 4,166,000; 4,553,000 and 83,000 ounces respectively as at December 31, 2007 (it being reminded that measured and indicated resources are inclusive of proven and probable reserves);

o
Société Générale assumed that (i) Rosebel would produce approximately 309,000 ounces in 2008 assuming that H2 production would match H1 production whereas, in its annual report for FY 2007, IAMGOLD estimated 2008 annual production at 267,000 ounces; and (ii) Rosebel's annual production starting 2009 would be 375,000 ounces per year as compared to the 300,000 to 305,000 ounces (potentially increased by a further 15% to 25% should mine site and economic conditions support the use of the excess capacity) that were disclosed by IAMGOLD on February 6, 2008; accordingly, the Rosebel Royalty has been expected to be paid in full by 2023;

o
these assumptions remain ambitious with regard to information disclosed in the press release issued by IAMGOLD on September 22, 2008 providing an update on exploration programs at the Rosebel mine, a summary of which is included in Section 1.1.2.1 above;

-
royalty payments received from the two agreements entered into with Cotmig and Société Minera St Elie respectively have been considered stable in the long term, i.e., at €0.324m per year, it being specified that, on September 11, 2008, EURO disclosed that the agreement with Cotmig expired in August 2008 and that the terms and conditions of the renewal thereof had yet to be agreed upon;

-	operating expenses were considered flat at the estimated 2008 level based on Q1 (€1.6m for 2008);

-	Société Générale assumed that EURO would not acquire additional royalties and that the company would be liquidated when the Rosebel Royalty expires; and

-	no capital expenditure or change in working capital was forecasted.

3.3.2.2	Free cash flows

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Free cash flows were calculated as follows:

EBIT (including hedging impact)
-	Taxes
+	Depreciation & Amortization
-	Net capital expenditures
-	Change in working capital requirements
=	Free cash flow

EURO's free cash flows, which remunerate the capital invested by shareholders and lenders, were discounted each year starting July 2008 at the weighted average cost of capital of EURO ("WACC").

3.3.2.3	Discount rate

The WACC was determined as follows:

EURO's cost of equity was calculated using the following parameters:

-	US risk free rate of 3.76% corresponding to rate as at August 27, 2008, of 10-year maturity US Treasury Bonds (source : Datastream);

-	Equity risk premium for the US (July 2008) of 5.76% (calculated by Société Générale's Equity Research Department);

-	Unlevered bêta of 1.03 (levered beta of 1.06) corresponding to the average bêta of the sample of small and mid-caps gold producers and royalty companies presented below in section 3.4.2.

The resulting cost of equity for EURO, which corresponds to the sum of (i) the risk free rate and (ii) the bêta multiplied by the equity risk premium (Capital Asset Pricing Model), is 9.86%.

EURO's post-tax cost of debt was calculated using the following parameters:

-	A 3-month US Libor rate: 2.81%;

-	A 250 bp- margin; and

-	A tax rate of 40% corresponding to US corporate income tax rate.

The resulting post-tax cost of debt for EURO is 3.19%.

Assuming a gearing of 4.68% (corresponding to the ratio of net debt divided by market capitalization), the WACC retained by Société Générale amounts to 9.56%.

3.3.2.4	DCF analysis results

In Société Générale's central case, the DCF analysis yields an enterprise value of €49.8m and an equity value of €50.6m, i.e. €0.82 per EURO Share on a fully diluted basis.  All the assets of EURO have been taken into account and valued by Société Générale in this analysis.  The offer price represents a 46.3% on the said price.  Société Générale has run sensitivity analyses

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wherein (i) the WACC used varies between 8.56% and 10.56%, (ii) gold prices forecasted are adjusted upwards/downwards by +/- 5% and (iii) the US$/€ exchange rate is adjusted upwards/downwards by +/- 10%.  The sensitivity analyses result in prices per share for EURO ranging from €0.68 to €0.97 on a fully diluted basis.

				WACC
		8.56%	9.06%	9.56%	10.06%	10.56%
Gold price forecasts	-10.0%	0.71	0.69	0.68	0.66	0.65
	-5.0%	0.79	0.77	0.75	0.73	0.72
	0.0%	0.86	0.84	0.82	0.80	0.78
	5.0%	0.94	0.91	0.89	0.87	0.85
	10.0%	1.01	0.99	0.96	0.94	0.92

				WACC
		8.56%	9.06%	9.56%	10.06%	10.56%
US$/€ exchange rate forecasts	-20.0%	0.71	0.69	0.67	0.66	0.64
	-10.0%	0.79	0.77	0.75	0.73	0.71
	0.0%	0.86	0.84	0.82	0.80	0.78
	10.0%	0.93	0.91	0.89	0.87	0.85
	20.0%	1.00	0.98	0.96	0.94	0.91

			Gold prices forecasts
		-10.00%	-5.00%	0.00%	5.00%	10.00%
US$/€ exchange rate forecast	-20.0%	0.56	0.62	0.67	0.73	0.79
	-10.0%	0.62	0.68	0.75	0.81	0.88
	0.0%	0.68	0.75	0.82	0.89	0.96
	10.0%	0.73	0.81	0.89	0.97	1.05
	20.0%	0.79	0.87	0.96	1.04	1.13

Finally, for information purposes exclusively, Société Générale has performed a DCF valuation of EURO (i) assuming that the 7,000,000 oz production threshold at Rosebel would be achieved 5 years earlier than anticipated (i.e., by 2018 and not by 2023 as expected) and (ii) based on the assumptions set forth in Section 3.2.1.  Please note that this calculation is purely theoretical and that, as of the date of this information note, the technical and economic feasibility of such a scenario (average annual production of approximately 550,000 oz per year over 2009-2018 as compared to the 300,000 to 305,000 oz expected by IAMGOLD in 2009) does not seem realistic.  The value obtained is €1.03 per share.

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3.4	Valuation methods retained for information purposes only

3.4.1	Recent transactions on EURO's share capital

In December 2006, Golden Star, which held 52.68% of the EURO share capital as at December 31, 2005, sold approximately 18 million shares of EURO representing approximately 36% of EURO's share capital in a series of public and private transactions.  The net proceeds of the divestment totaled approximately US$ 30 million, corresponding to an average selling price of €1.26 per share (using a US$/€ exchange rate of 1.32 over the first three weeks of December 2006).

The average EV/EBITDA multiples deriving from these transactions are as follows:

	EV/EBITDA		EV/EBIT
	2006	2007	2006	2007
Golden Star Transactions (2006)	14.5x	13.3x	16.6x	14.7x

Source: brokers, companies reports

The application of these multiples to EURO's 2008 and 2009 metrics yielded the following results:

	EV/EBITDA		EV/EBIT
	2008e	2009e	2008e	2009e
Implied value per EURO share (€) (1)	2.60	2.93	2.81	3.10

(1) On a fully diluted basis – Source: brokers, companies reports

Since the transactions date back to December 2006 (the average selling price was €1.26 whereas EURO's average trading price in December 2006 was €1.44, i.e. a discount of 12.5%) and relate to the transfer of minority stakes, Société Générale does not consider this method relevant for valuing EURO today.

3.4.2	Trading multiples

This analogical approach consists in applying to a given company's metrics the valuation multiples observed on similar listed companies having, inter alia, comparable size, activities, profitability and gearing.

This valuation method was not retained by Société Générale because, to Société Générale's knowledge, there are no truly comparable companies for EURO.

Société Générale has identified a sample of potentially comparable companies with operations in the gold industry.  The said companies include (i) Canadian and Australian small and midcaps gold producers and (ii) North American gold royalty companies listed below:

-	Royalty companies

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o	Royal Gold (USA)
o	International Royalty (Canada)
o	Franco Nevada (Canada)
o	Gold Wheaton (Canada)

-	Small-sized gold producers (i.e. with enterprise values below US$ 400m)

o	European Goldfield (Canada)
o	Alamos Gold (Canada)
o	High River Gold (Canada)
o	Kingsgate (Australia)
o	Allied Gold (Australia)

-	Medium-sized gold producers (i.e., with enterprise values between US$ 400m and US$ 700m)

o	Highland Gold (Australia)
o	Centerra Gold (Canada)
o	Golden Star (Canada)
o	Northgate (Canada)
o	Great Basin Gold (Canada)

However, in the absence of proof that EURO can replicate its business model over the long term and the lack of truly comparable companies to EURO in the sample (in terms of size and business model) Société Générale does not consider this method appropriate for valuing EURO.

In particular, as regards royalty companies in the sample:

-
EURO has only one significant asset and consequently cannot be validly compared to other royalties companies holding various royalties and participation rights (Royal Gold owns approximately 50 royalties, International Royalty owns approximately 80 royalties and Franco Nevada owns approximately 200 royalties);

-	EURO's key asset is a royalty capped to a certain amount of production (whereas the majority of royalties held by the companies in the sample are not);

-	EURO is approximately 1/3 the size of its nearest comparable company in the sample (International Royalty's market capitalization was €160m on September 15, 2008); and

-	EURO has not been active in purchasing new royalties since the acquisition of the Rosebel Royalty in 2004.

Therefore the results obtained and set forth below are provided for information purposes only.

Please note that due to the limited trading track record of Franco Nevada and Gold Wheaton (as a gold royalty company), their valuation multiples have not been applied even for information purposes.  Indeed, Franco Nevada, which owned approximately 200 royalties, has been listed only since December 2007.  Gold Wheaton entered into two gold transactions with gold producers in June and July 2008 but the company has yet to begin commercial operations; Gold Wheaton's market capitalization is significantly higher than EURO (approximately €500m as of September 15, 2008); the company's stock price shows high volatility and, to Société Générale's knowledge, there is no financial analyst coverage for the stock.

This document is a free translation in English for information purposes only – Original in French

When applying trading multiples to EURO, Société Générale has implicitly assumed that EURO would have prospects similar to sample average, i.e. that it would be in a position to replicate its business plan and business model in the long term by acquiring other royalties and participation rights.

The multiples retained by Société Générale are (i) 2008 and 2009 EBITDA multiples and (ii) proven and probable reserves multiples based on the latest information available (for gold producers only).  EV/Revenues multiples were not used because of significant differences in the profitability of the comparable companies and EURO.  EV/EBIT multiples were not used because of significant differences in the depreciation policies of the comparable companies and EURO.  Equity Value/Net income multiples were not used either because of significant differences in the level of indebtedness of the comparable companies and EURO.

The EV/EBITDA multiples of the companies in the sample retained by Société Générale have been calculated using publicly available information including annual and quarterly reports and the IBES consensus provided by the Datastream database.  The estimated amount of proven and probable reserves at Rosebel that Société Générale used for valuing EURO is 5.7 million ounces of gold as of June 30, 2008.

The valuation multiples of the comparable companies retained by Société Générale are as follows:

	EV/EBITDA		EV/Reserves
	2008e	2009e	2008e
Small-sized Gold Producers
- European Goldfield	11.1x	5.9x	0.04x
- Alamos Gold	7.6x	5.7x	0.27x
- High River Gold	6.7x	2.2x	0.08x
- Kingsgate	8.3x	3.0x	0.11x
- Allied Gold	9.1x	3.0x	0.12x
Medium-sized Gold Producers
- Highland Gold	9.3x	6.7x	0.08x
- Centerra Gold	2.3x	1.7x	0.08x
- Golden Star	5.5x	3.0x	0.06x
- Northgate	1.9x	1.8x	0.12x
- Great Basin Gold	Not material	9.7x	0.08x
Average	6.9x	4.3x	0.10x
Source: brokers, companies reports

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EV/EBITDA
	2008e	2009e
Royalty companies
- Royal Gold	15.8x	13.5x
- International Royalty	6.2x	4.8x
Average	11.0x	9.1x
Source: brokers, companies reports

Applying the above average EV/EBITDA and proven and probable reserves multiples to EURO's metrics yielded the following results:

Small and medium-sized Gold Producers	EV/EBITDA		EV/Reserves
	2008e	2009e
EURO's value per share (€) (1)	1.23	0.94	0.67
(1) On a fully diluted basis – Source: brokers, companies reports

Royalty companies	EV/EBITDA
	2008e	2009e
EURO's value per share (€) (1)	1.97	2.01
(1) On a fully diluted basis – Source: brokers, companies reports

3.5	Summary results

The implied premium/discount presented by the offered price of €1.20 relative to the value per share obtained from the various valuation methods used is as follows:

	(€/ share)	Implied premium / discount
Primary valuation methods
1/ Stock market price (1)
Spot as at August 28, 2008	0.92	+30.4%
1-month VWAP	0.94	+27.1%
3-month VWAP	0.97	+23.3%
6-month VWAP	0.99	+21.1%
12-month VWAP	1.00	+19.5%
18-month VWAP	1.00	+20.4%
Highest price over 12 months (on 10/29/07)	1.16	+3.4%
Lowest price over 12 months (on 01/23/08)	0.85	+41.2%

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2/ DCF
Central case	0.82	+46.3%
High	0.97	+23.9%
Low	0.68	+75.5%
Valuation methods retained for information purposes only
1/ Golden Star transaction on EURO's share capital
Central case	2.76	-56.6%
High	2.93	-59.1%
Low	2.60	-53.8%
Average selling price - Golden Star	1.26	-4.8%
2/ Analysis of the companies in the sample (small and medium-sized Gold Producers)
Central case	1.08	+11.0%
High	1.23	-2.2%
Low	0.94	+28.3%
3/ Analysis of the companies in the sample (royalty companies)
Central case	1.99	-39.7%
High	2.01	-40.2%
Low	1.97	-39.2%

(1) Volume Weighted Average Prices on Euronext Paris.  Averages were calculated as of August 28, 2008.

4.	INFORMATION ABOUT THE OFFEROR

Pursuant to article 231-28 of general regulation of the AMF, information disclosure about the legal, accounting and financial characteristics of the Offeror shall be filed with the AMF no later than the day the Offer opens. Such information, which will be contained in a specific information document prepared by the Offeror, will be available on the AMF web site (www.amf-france.org), on the Offeror's web site (www.iamgold.com), and will also be available free of charge from:

-	IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4

-	Société Générale: CAFI/GCM/SEG, 75886 Paris Cedex 18.

This document is a free translation in English for information purposes only – Original in French

5.	RESPONSIBLE PERSONS

5.1	For the Offeror

"To our knowledge, the information contained in this information note is factually accurate and there is no omission of any information that would alter the scope of the information provided".

IAMGOLD Corporation
Joseph Conway, President and Chief Executive Officer
Gordon Stothart, Chief Operating Officer

5.2	For the presenting bank

"In accordance with article 231-18 of the general regulation (règlement général) of the AMF, Société Générale, acting as presenting bank in relation with the Offer, confirms that to its knowledge, the presentation of the Offer that it has analyzed based on information provided to it by the Offeror and information relating to the valuation of the price offered are factually accurate and there is no omission of any information that would alter the scope of the information provided."

Société Générale

APPENDIX "B"

PUBLIC TENDER OFFER

FOR THE COMMON SHARES OF

LAUNCHED BY

PRESENTED BY

INFORMATION RELATING TO LEGAL, FINANCIAL, ACCOUNTING AND OTHER CHARACTERISTICS OF IAMGOLD CORPORATION

This document relating to other information on IAMGOLD Corporation ("IAMGOLD" or the "Company") was filed with the Autorité des marchés financiers (the "AMF") (the French financial services regulator) on October 2, 2008, in accordance with the provisions of article 231-28 of the AMF general regulations (règlement général) and article 5 of AMF instruction n°2006-07. This document has been prepared under the responsibility of IAMGOLD.

Copies of this document are available on the AMF's website (www.amf-france.org) and on the IAMGOLD's website (www.iamgold.com) and are also available to the public free of charge from:

-	IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4

-      Société Générale: CAFI/GCM/SEG, 75886 Paris Cedex 18

This document is a free translation for information purposes only – Original in French

TABLE OF CONTENTS

1.	PRESENTATION OF IAMGOLD	1

1.1	General information on IAMGOLD	1
1.2	Group structure chart	1
1.3	General information on IAMGOLD capital	2
1.3.1	Share capital	2
1.3.2	Major shareholders	2
1.3.3	Dividend policy	3
1.4	Corporate governance	3
1.4.1	Overview of corporate governance rules	3
1.4.2	Administrative, management, and supervisory bodies and senior management	9
1.4.3	Auditors	10
1.5	Employees	10

2.	BUSINESS OVERVIEW AND INVESTMENTS	10

2.1	Business overview	10
2.1.1	Main activities	10
2.1.2	Recent developments	11
2.2	Production, Mineral Reserves and Resources	12
2.2.1	Production	12
2.2.2	Mineral Reserves and Resources	16
2.3	Exploration	23
2.3.1	General	23
2.3.2	Capitalized Exploration and Development Projects	24
2.4	Legal and arbitration proceedings	26

3.	FINANCIAL INFORMATION	27

3.1	Extract of consolidated financial information and accounts for 2007 and 2006 and for the six-month period in 2007 and 2008	27
3.2	Financing of the offer	29
3.3	Auditors' report	29

4.	ADDITIONAL INFORMATION	29

5.	PERSONS RESPONSIBLE FOR THIS DOCUMENT	30

5.1	Name and position of IAMGOLD's relevant representatives	30
5.2	Statement from the representatives of the Offeror	30

This document is a free translation for information purposes only – Original in French

1.	PRESENTATION OF IAMGOLD

1.1	General information on IAMGOLD

Corporate name: IAMGOLD Corporation.

Corporate form and applicable legislation: IAMGOLD is a federal coporation incorporated under the Canadian Business Corporations Act (the "CBCA") and is a reporting issuer in all of the provinces and territories of Canada.

The shares of IAMGOLD are listed on the Toronto Stock Exchange, New York Stock Exchange and Botswana Stock Exchange.

Registered office: IAMGOLD's registered and principal office is at 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4.

Incorporation: The Company was incorporated under the CBCA with the name "IAMGOLD International African Mining Gold Corporation" by articles of incorporation effective March 27, 1990. By articles of amendment effective June 23, 1995, the outstanding common shares of IAMGOLD were consolidated on a one-for-4.45 basis. By articles of amendment effective July 19, 1995, the authorized capital of IAMGOLD was increased by the creation of an unlimited number of first preference shares ("First Preference Shares"), issuable in series, and an unlimited number of second preference shares ("Second Preference Shares"), issuable in series, and the "private company" restrictions were deleted. By articles of amendment effective June 27, 1997, the name of the Company was changed to "IAMGOLD Corporation". By articles of amalgamation effective April 11, 2000, the Company amalgamated with its then wholly-owned subsidiary, 3740781 Canada Ltd. (formerly 635931 Alberta Ltd.). By articles of amalgamation (the "Articles of Amalgamation") effective January 1, 2004, the Company amalgamated with its then wholly-owned subsidiary, Repadre Capital Corporation.

IAMGOLD's Articles of Amalgamation are available for inspection at IAMGOLD's registered office. In addition, IAMGOLD's annual report which includes IAMGOLD's audited consolidated financial statements for the year ended 31 December 2007 and unaudited interim consolidated financial statements for the three-month periods ended March 31, 2008 and June 30, 2008 and for the six-month period ended June 30, 2008 are publicly available on SEDAR at www.sedar.com.

Corporate purpose: Pursuant to the constating documents of IAMGOLD, there are no restrictions on the business IAMGOLD may carry on. Currently, IAMGOLD is engaged primarily in the exploration for, and the development and production of mineral resource properties throughout the world.

Financial year: IAMGOLD's financial year ends each year on 31 December, its latest financial year ended on 31 December 2007. As of the date of this document, IAMGOLD's latest audited consolidated financial statements, are those for the financial year ended on 31 December 2007 and IAMGOLD's latest unaudited interim consolidated financial statements are those for the three-month periods ended March 31, 2008 and June 30, 2008 and for the six-month period ended June 30, 2008.

1.2	Group structure chart

A structure chart of the significant subsidiaries of the IAMGOLD Group is set forth below.

1

This document is a free translation for information purposes only – Original in French

1.3	General information on IAMGOLD capital

1.3.1        Share capital

IAMGOLD has 295,623,329 common shares issues and outstanding (the "Common Shares"). Its share capital amounts to US$ 1,655,485,352.

IAMGOLD is authorized to issue an unlimited number of First Preference Shares, an unlimited number of Second Preference Shares and an unlimited number of Common Shares, of which 295,623,329 Common Shares and no First Preference Shares or Second Preference Shares were issued and outstanding as at June 30, 2008.

Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the First Preference Shares and the Second Preference Shares, to receive any dividends declared by the directors of IAMGOLD and the remaining property of IAMGOLD upon dissolution.

1.3.2        Major shareholders

As of September 29, 2008, the only shareholder holding more than 5% of IAMGOLD's shareholding is Fidelity Management & Research, which holds, at such date, approximately 5.59% of the Common Shares. No arrangements have been entered into between Fidelity Management & Research and IAMGOLD (or its management) and this shareholder does not hold any specific rights in the Company.

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1.3.3        Dividend policy

The following table outlines the dividends declared per common share of the Company for the Company's Common Shares for the three most recently completed financial years:

In US$	2007	2006	2005
Dividend per Common Share	0.06	0.06	0.06

IAMGOLD maintains a dividend policy with the timing, payment and amount of dividends paid by IAMGOLD to shareholders to be determined by the directors of IAMGOLD from time to time based upon, among other things, the cash flow, results of operations and financial condition of IAMGOLD, the need for funds to finance ongoing operations and development, exploration and capital projects and such other business considerations as the directors of IAMGOLD may consider relevant.

1.4	Corporate governance

1.4.1       Overview of corporate governance rules

Strong, effective corporate governance practices have been a focus of the board of directors of IAMGOLD since its inception. The directors of IAMGOLD are committed to maintaining high standards of corporate governance for the proper operation of the business of IAMGOLD and the effective protection of the interests of all of its stakeholders.

Board of Directors

Independence

IAMGOLD's board currently consists of 12 directors. The board can and does act independently of management.

The board itself (or through its Corporate Governance Committee) reviews, among other things, directors’ relationships with the Company and its subsidiaries to determine the independence of Board members. After consideration of all business, family and not for profit relationships among the directors and the Corporation and its subsidiaries, the Board determined, that all current directors of IAMGOLD, other than Mr. Conway (President and Chief Executive Officer) (i.e., 11 directors out of 12), have no direct or indirect material relationships with IAMGOLD which could reasonably interfere with the exercise of their independent judgment.

Pursuant to applicable securities laws and stock exchange rules, a director will be considered to have a "material relationship" with IAMGOLD if:

(A) (1) the director is, or has been within the last three years, an employee or executive officer of IAMGOLD, other than employment as an interim chief executive officer; or (2) an immediate family member1 of the director is, or has been within the last three years, an executive officer of IAMGOLD, other than employment as an interim chief executive officer;

[1]
An "immediate family member" includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees of either the person or the person’s immediate family member) who shares such person’s home. However, individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated, need not be considered.

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(B) the director (or an immediate family member employed as an executive officer) received more than CAN$75,000 during any 12-month period within the last three years in direct compensation from IAMGOLD, other than (a) director and board committee fees and fixed amounts of compensation under a retirement plan or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and (b) compensation for acting as an interim chief executive or a part-time chair or vice-chair of the board or any board committee;

(C) (1) the director (or an immediate family member) is a current partner of a firm that is IAMGOLD’s internal or external auditor; or (2) the director is a current employee of such a firm; or (3) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (4) the director (or an immediate family member) was within the last three years a partner or employee of such a firm and personally worked on IAMGOLD’s audit within that time;

(D) the director (or an immediate family member) is, or has been within the last three years, employed as an executive officer of another company where any of IAMGOLD’s present executives at the same time serves or served on that company’s compensation committee; or

(E) (1) the director is a current employee of a company that has made payments to, or received payments from, IAMGOLD for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such company’s consolidated gross revenues; or (2) an immediate family member of the director is a current executive officer of a company that has made payments to, or received payments from, IAMGOLD for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such company’s consolidated gross revenues (for this subsection (E) only, contributions to tax exempt organizations shall not be considered payments).

In addition, a director shall not serve on the audit committee if (1) the director is an affiliated person of IAMGOLD or any of its subsidiary entities or (2) the director received, directly or indirectly2, any consulting, advisory fees or other compensatory fee from IAMGOLD or any subsidiary entity, other than (a) director and board committee fees and fixed amounts of compensation under a retirement plan or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), and (b) compensation for acting as part-time chair or vice-chair of the board or any board committee.

IAMGOLD’s board of directors maintains the ability to function independently of management by following several policies and procedures:

•	there are no members of management on the board of directors other than Mr. Conway (President and Chief Executive Officer of IAMGOLD);

[2]
Indirect acceptance of compensation includes payments to  (i) a spouse, minor children or stepchildren, or adult children or stepchildren sharing a home with the member of the audit committee; or (ii) an entity (1) in which the member of the audit committee is a partner, member, officer such as a managing director occupying a comparable position, or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and (2) which provides accounting, consulting, legal, investment banking or financial advisory services to IAMGOLD.

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•
when appropriate, members of management, including the President and Chief Executive Officer, are not present for the discussion and determination of certain matters at meetings of the board of directors;

•	the President and Chief Executive Officer’s compensation is considered and recommended, in his absence, by the Compensation Committee at least once a year; and

•	in addition to the standing committees of the board of directors, independent committees are appointed from time to time when appropriate.

Directors who are also officers of IAMGOLD or any of its subsidiaries, or executive directors, receive no remuneration as directors. Also, all members of the Audit Committee are "independent" as such term is defined in the rules of the Canadian Securities Administrators, the United States Sarbanes Oxley Act of 2002 and the New York Stock Exchange with respect to audit committees.

Dissociation of functions of CEO and Chairman of the Board

At IAMGOLD, the roles of (i) President and Chief Executive Officer and (ii) Chairman of the board of directors are separate and are exercised by two distinct individuals. Mr. Conway, as President and Chief Executive Officer of IAMGOLD, has responsibility over the day to day operations of IAMGOLD. The Chairman of the board of directors, Mr. Pugliese’s responsibilities include presiding at directors meetings and shareholders’ meetings, ensuring that the board of directors works as a cohesive team and acting as liaison between the board of directors and management of IAMGOLD.

Meetings and In Camera Sessions

IAMGOLD's board of directors held 13 meetings in 2007. The board has not established any minimum attendance level for board and committee meetings however, attendance is a critical element for directors to perform their duties and responsibilities. The board expects directors to attend all regular board and committee meetings (in person or by phone) unless circumstances make it impossible to do so and attendance is considered in director nomination. In 2007, the average presence rate for board meetings was approximately 97% and the average presence rate for committees meetings was approximately 92%.

The Audit Committee meets at least every quarter to review, among other things, IAMGOLD's financial statements and related disclosure documents. The other committees of the board meet at least once each year or more frequently as deemed necessary by each committee.

The frequency of meetings and the nature of meeting agendas depend on the nature of the business and affairs which IAMGOLD faces from time to time. The board's policy is to hold in camera meetings at the end of each board and committee meeting.

During any board and committee meeting, any independent director may request that members of management not be present for all or part of the meeting. Also, at the end of regularly scheduled board and committee meetings, independent directors have the opportunity to meet without management being present. These in camera sessions promote open discussions among independent board members. During such sessions, independent directors address matters such as the Chief Executive Officer's performance, compensation and succession, board and committee performance and any sensitive transaction, agreement or other matter. During 2007, independent directors held in camera sessions at the end of each board and committee meeting without any representatives of management being present. Also, the Audit Committee holds, during the meeting on the annual financial

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statements, a closed session with IAMGOLD's external auditors to allow them to discuss openly their annual audit of IAMGOLD's year-end financial statements. Committee chairmen report to the board on their committee's in camera session discussion at the following board meeting. The board and committee chairmen communicate to management, as needed, the results of matters discussed in in camera sessions

Board Role and Responsibilities

The roles and responsibilities of the board are set out in applicable laws and regulations as well as in corporate policies. The board's duties and responsibilities are to supervise the management of the business and affairs of IAMGOLD, and to act with a view towards the best interests of IAMGOLD. In discharging its responsibilities, the board oversees among other things, the following matters:

•	ensuring the integrity of the President and Chief Executive Officer and other executive officers and the creation of a culture of integrity throughout IAMGOLD;

•	the adoption of a strategic planning process of IAMGOLD which takes into account the opportunities and risk of the business;

•	identifying the principal risks of IAMGOLD's business and ensuring the implementation of appropriate systems to manage these risks;

•	succession planning, including appointing, training and monitoring senior management;

•	setting a communications policy for IAMGOLD to facilitate communications with investors and other interested parties;

•	the integrity of IAMGOLD's internal control and management information systems; and

•	the development of IAMGOLD's approach to corporate governance.

The board discharges its responsibilities directly and through its committees.

Code of Business Conduct and Ethics

The board has adopted a Code of Business Conduct and Ethics (the "Code") for the directors, officers and employees of IAMGOLD and its subsidiaries. Any non-compliance with the Code is to be reported confidentially to IAMGOLD's General Counsel or through IAMGOLD's anonymous and confidential Compliance Reporting System. The officers of IAMGOLD conduct audits to test compliance with the Code to ensure all employees become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. A copy of the Code may be accessed on IAMGOLD's website at www.iamgold.com.

The Code establishes guidelines setting forth the ethical behavior required from every director, officer and employee of IAMGOLD, including, but not limited to, conflicts of interest, protection of assets, confidentiality and respect of the law.

The Code provides that directors, officers and employees must avoid conflicts of interest, both real and perceived. In practice, should a director have a material interest or otherwise be in a conflict of interest as regards a proposed transaction or agreement considered by the board, he must disclose his conflict of interests and withdraw from any discussions, assessment or decision related to the particular transaction or agreement, including voting thereon.

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The board has adopted a Compliance Reporting Policy which establishes procedures for the receipt of complaints and concerns of employees regarding accounting and auditing matters or any improper activity within IAMGOLD. Written and verbal reports may be directed confidentially and anonymously to either the Chair of the Audit Committee or the Chair of the Corporate Governance Committee. Employees may also utilize an external Compliance Hotline administered by a third party.

Committees of the Board

All committees are created by the board and report directly to it. There are currently four standing committees of the board: the Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Environmental Health and Safety Committee. All committee members are appointed by the board. Mr. Conway, President and Chief Executive Officer of IAMGOLD, the only director who is not independent, is not a member of any committee of the board. The Chairman of a committee is selected by the board among the members of the relevant committee. A committee may, at IAMGOLD's expense, retain the services of such independent advisors as it may deem useful or necessary in carrying out its mandate. The role and responsibilities of each committee are set out in written mandates, which are reviewed annually by the relevant committee to ensure they reflect best practices and compliance with regulatory requirements.

Audit Committee

The Audit Committee consists of four independent directors. The general mandate of the Audit Committee is to review and, if deemed appropriate, recommend the approval of IAMGOLD's annual and quarterly consolidated financial statements, and related disclosure documents, to the board, and more particularly review IAMGOLD's financial reporting process, internal control system, management of financial risks and the audit process of financial information.

The Audit Committee reviews the general policies submitted by IAMGOLD's management in connection with financial reporting and internal control and deals with all matters relating thereto. Based on its review, this committee makes recommendations to the board. Finally, the Audit Committee ensures that the external auditors are independent vis-à-vis management of IAMGOLD and makes its recommendations regarding their nomination for the ensuing year.

All members of the Audit Committee are financially literate and Audit Committee Financial Experts within the meaning of the US Sarbanes-Oxley Act of 2002. In considering criteria for determination of financial literacy, the board looks at the ability to read and understand financial statements of IAMGOLD. In considering criteria for determination of accounting or related financial expertise, the board looks at familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individuals' financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another senior officer position of an entity with financial oversight responsibilities.

The charter of the Audit Committee was specifically approved by the board, and is reviewed annually by said committee. All modifications to the charter are submitted to the board for approval.

The Audit Committee met seven times during the financial year ended December 31, 2007. The members of the Audit Committee are, at the date hereof: John E. Caldwell (Chairman), Jean-André Élie, Stephen Freedhoff and Mahendra Naik.

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The Audit Committee has adopted a policy to pre-approve permitted non-audit services to be performed by the Company's external auditors. This policy delegates to the Chairman of the Audit Committee the power to authorize, upon request from management, the external auditors to perform certain services for which fees are estimated not to exceed CAN$25,000. Management must report to the Audit Committee on a quarterly basis on the non-auditing services performed by the external auditors, at which time the Audit Committee ensures that the provision of such work is compatible with maintaining the external auditors' independence.

Environmental Health and Safety Committee

The Environmental Health and Safety Committee consists of four independent directors. The objective of the Environmental Health and Safety Committee is to assist the board in fulfilling its responsibilities in respect of environmental health and safety and community matters at all projects and properties of IAMGOLD. The mandate of the committee is to oversee the development and implementation of policies and best practices of IAMGOLD relating to the environmental health and safety and community matters and compliance with applicable laws and regulations in different jurisdictions around the world.

The Environmental Health and Safety Committee met four times during the fiscal year ended on December 31, 2007. The members of the Environmental Health and Safety Committee are: W. Robert Dengler (Chairman), Peter C. Jones, John T. Shaw and Guy G. Dufresne.

Corporate Governance Committee

The Corporate Governance Committee consists of three independent directors and is responsible for developing and reviewing IAMGOLD's approach to governance issues and matters. The Corporate Governance Committee's responsibilities include reviewing IAMGOLD's corporate governance policies and practices, developing IAMGOLD's approach to corporate governance issues and practices, preparing and recommending to the board a "Statement of Corporate Governance Practices" to be included in IAMGOLD's management information circular; assisting the board by identifying individuals qualified to become board members and members of board committees; reviewing the board's committees' and directors' effectiveness; reviewing the senior management organization and reporting structure; reviewing with the Chief Executive Officer the essential elements of succession planning; advising and recommending orientation and education programs for new directors; and reviewing the size and composition of the board to ensure it can function efficiently.

The Corporate Governance Committee met three times during the year. The members of the Corporate Governance Committee are: Donald K. Charter (Chairman), Derek Bullock and William D. Pugliese.

Compensation Committee

The Compensation Committee consists of three independent directors. Its role and responsibilities include, but are not limited to administering the Share Incentive Plan; reviewing, preparing and recommending for approval to the board on an annual basis the "Report on Executive Compensation" for inclusion in IAMGOLD's management information circular; developing an executive compensation strategy to attract and retain senior managers and to motivate them to achieve superior results; reviewing and appraising the performance of the executive officers; and reviewing the adequacy and form of the compensation of directors.

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The Compensation Committee met eight times during the year ended December 31, 2007. The members of the Compensation Committee are: Peter C. Jones (Chairman), Donald K. Charter and William D. Pugliese.

1.4.2         Administrative, management, and supervisory bodies and senior management

1.4.2.1	Directors

As of the date hereof, the list of IAMGOLD's directors is as follows:

Name	Country of residence	Principal occupation	Director since
WILLIAM D. PUGLIESE (1) (3)	Aurora, Ontario, Canada	Chairman of the Company	1990
DEREK BULLOCK (1)	Bobcaygeon, Ontario, Canada	Mining Consultant	1994
JOHN E. CALDWELL (2)	Toronto, Ontario, Canada	President and Chief Executive Officer of SMTC Corporation Limited	2006
DONALD K. CHARTER (1) (3)	Etobicoke, Ontario, Canada	Corporate Director and President, 3Cs Corporation (private company)	2003
JOSEPH F. CONWAY	Toronto, Ontario, Canada	President and Chief Executive Officer of the Company	2003
W. ROBERT DENGLER (4)	Aurora, Ontario, Canada	Corporate Director	2005
GUY G. DUFRESNE (4)	Boucherville, Québec, Canada	Engineer and Corporate Director	2006
JEAN-ANDRÉ ÉLIE (2)	Town of Mount Royal, Québec, Canada	Lawyer and Corporate Director	2006
STEPHEN FREEDHOFF (2)	Toronto, Ontario, Canada	Chartered Accountant, Self-Employed Consultant	2005
PETER C. JONES (3) (4)	Toronto, Ontario, Canada	Management Consultant and Corporate Director	2006
MAHENDRA NAIK (2)	Markham, Ontario, Canada	Chartered Accountant and Chief Financial Officer of Fundeco Inc. (private investment company)	2000
JOHN SHAW (4)	Sydney, New South Wales, Australia	Geological Engineer and Corporate Director	2006

(1) Member of the Corporate Governance Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Environmental, Health and Safety Committee

Each director will, unless he resigns or his office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his successor is elected or appointed.

1.4.2.2	Executive officers

The current list of IAMGOLD's executive officers is as follows:

Name	Title
JOSEPH F. CONWAY	President and CEO
CAROL BANDUCCI	Chief Financial Officer
P. GORDON STOTHART	Chief Operating Officer
MICHAEL DONNELLY	Senior Vice President, Exploration
ROSS GALLINGER	Senior Vice President, Health, Safety and Sustainability
JOHN McCOMBE	Senior Vice President, Africa
DENIS MIVILLE-DESCHÊNES	Senior Vice President, Project Development
PAUL B. OLMSTED	Senior Vice President, Corporate Development
LARRY E. PHILLIPS	Senior Vice President, Corporate Affairs and Corporate Secretary
JANET WILKINSON	Senior Vice President, Human Resources

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1.4.3        Auditors

KPMG LLP
Suite 3300
Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B2
Canada

1.5	Employees

As at December 31, 2007, the Company employed approximately 2,750 individuals and approximately 700 contractor-employees.

2.	BUSINESS OVERVIEW AND INVESTMENTS

2.1	Business overview

2.1.1        Main activities

IAMGOLD is the holding company of a group of companies that is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world.

Through its holdings, IAMGOLD has interests in various operations and exploration properties as well as a royalty interest on a property that produces diamonds. As at the date hereof, IAMGOLD's principal holdings are the following:

(i)
a 100% interest in IAMGOLD-Québec Management Inc., the owner of the mining leases in the Province of Québec, Canada, on which the Doyon and Mouska gold mines (the Doyon and Mouska gold mines constituting the "Doyon Division") and the Sleeping Giant gold mine are located. IAMGOLD-Québec Management Inc. also owns the leases in the Province of Québec in which is located the Niobec mine. IAMGOLD-Québec Management Inc. is the operator of each mine named above;

(ii)	an indirect 95% interest in Rosebel Gold Mines N.V. the owner of the mining rights and assets comprising the Rosebel gold mine, in Suriname, and manager of the operations thereat;

(iii)	an indirect 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola S.A., the owner of the mining rights for the mining permit area in Mali on which the Sadiola gold mine is located;

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(iv)
an indirect 50% interest in Sadiola Exploration Limited which holds an 80% interest in Yatela Exploitation Company Limited, the owner of the mining rights for the mining permit area in Mali, immediately to the north of the Sadiola Mining Permit, on which the Yatela gold mine is located;

(v)	an indirect 18.9% interest in Gold Fields Ghana Limited, the holder of the mineral rights to the Tarkwa concession in Ghana on which the Tarkwa gold mine is located;

(vi)
an indirect 18.9% interest in Abosso Goldfields Limited, the holder of the mineral rights to the Damang concession, which is contiguous with the Tarkwa concession in Ghana and on which the Damang gold mine is located;

(vii)	an indirect 100% interest in Mupane Gold Mining (Pty) Ltd., the owner of the mining rights for the mining permit area in Botswana on which the Mupane gold mine is located;

(viii)	an indirect 100% interest in the Camp Caiman project in French Guiana;

(ix)	an indirect 100% interest in the Quimsacocha project (the "Quimsacocha Project") , an exploration project in Ecuador;

(x)
an indirect 100% interest in La Arena S.A., the owner of the mining concessions of the La Arena project in Peru (the "La Arena Project"), which interest IAMGOLD has agreed to sell pursuant to an agreement dated March 5, 2008, as amended, with Rio Alto Mining Limited ("Rio Alto");

(xi)	an indirect 100% interest in IAMGOLD Tanzania Limited, the owner to the prospecting and mining licenses to the Buckreef exploration project in Tanzania (the "Buckreef Project"); and

(xii)	a 1% royalty on the Diavik diamond property located in the Northwest Territories, Canada.

2.1.2        Recent developments

(i)
Effective March 22, 2006, the Company completed a business combination transaction with Gallery Gold Limited ("Gallery Gold"). Prior to the completion of the transaction, the principal assets of Gallery Gold consisted of an indirect 100% interest in the Mupane gold mine and an indirect 75% to 80% interest in the Buckreef Project.

(ii)
On April 26, 2006, the Company announced the sale of its portfolio of eleven gold royalties to Battle Mountain Gold Exploration in consideration of US$ 13.8 million in cash, a US$2 million convertible debenture and 12 million Battle Mountain shares, the whole having an aggregate value of US$21.8 million.

(iii)
Effective November 8, 2006, the Company acquired Cambior Inc. ("Cambior") by amalgamating a wholly-owned subsidiary, IAMGOLD-Québec Management Inc., with Cambior pursuant to the terms of a court-sanctioned arrangement. Prior to the completion of the transaction, the principal assets of Cambior consisted of an indirect 95% interest in the Rosebel Gold Mine, a 100% interest in the Doyon Division comprised of the Doyon and Mouska gold mines, a 100% interest in the Sleeping Giant Gold Mine, a 100% interest in the Niobec Mine and an indirect 100% interest in the Camp Caiman Project.

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(iv)
With the acquisitions of Gallery Gold and Cambior, the Company became a mine operator and the tenth largest publicly-traded gold company in the world with an annual production rate of close to one million ounces.

(v)
Effective March 21, 2007, the Company sold its 70% interest in Omai Bauxite Mining Inc. and its 100% interest in Omai Services Inc. to Bosai Minerals Group Co. Ltd. ("Bosai Minerals") for cash proceeds of US$28.5 million. Bosai Minerals assumed US$17.7 million of third-party debt as part of the transaction.

(vi)
On January 31, 2008, the permits necessary to commence construction of the Camp Caiman project in French Guiana were not granted. This was despite the fact that IAMGOLD fulfilled all of the technical, environmental and legal requirements, including full and open public hearings and consultations. Additionally, the project had received a positive response from the relevant authorities, as well as a positive recommendation from the CODERST, a government appointed committee designed to review such projects. On March 13, 2008, IAMGOLD met with the President of France. The implementation of a new framework for mining in French Guiana is expected to be in place for mining in 2008. The President agreed to further dialogue regarding IAMGOLD's interests in the region and to consider all reasonable alternatives for mining projects in the future. All existing exploration permits remain in effect. The Company continues to explore all development opportunities as well as available remedies.

(vii)
Effective February 27, 2008, the Company sold its 34% interest in the Nyakafuru joint venture to Resolute Mining (Tanzania) Limited ("Resolute") for US$6.0 million in shares of Resolute and a retained US$10/oz royalty on additional ounces discovered and attributable to the Company's former interest capped at an amount of US$3.75 million.

(viii)
IAMGOLD announced on May 8, 2008 that it had entered into an agreement for the sale of its La Arena Project to Rio Alto in consideration for cash proceeds of US$47.55 million and a 5.5% interest in Rio Alto. In light of information from Rio Alto’s financial advisors on raising funds for the transaction, IAMGOLD and Rio Alto are considering different financial structures to conclude the transaction for the same aggregate consideration.

(ix)
In April 2008, IAMGOLD announced that a mandate has been passed by the Constituent Assembly in Ecuador that may result in the suspension of large-scale mining exploration projects in the country for 180 days.  IAMGOLD continues to closely monitor the situation and to seek clarification from authorities of any potential impact on its Quimsacocha Project located in Ecuador.  IAMGOLD is committed to working with the government and people of Ecuador to achieve a modern, sustainable mining industry, which will play an important role in the future growth of the country.  While the mandate has had an impact on IAMGOLD’s activities in Ecuador, it has no impact on IAMGOLD’s gold production (since the Quimsacocha Project is not currently in production).

2.2	Production, Mineral Reserves and Resources

2.2.1        Production

The following briefly outlines the current producing operations of IAMGOLD:

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i) Doyon Division: the Doyon Division, in which IAMGOLD indirectly owns 100%, consists of two underground mines situated in the prolific Cadillac-Bousquet gold belt in the Abitibi region, Québec (Canada). At the Doyon gold mine, the mining method used is sub-level stoping with backfill while at the Mouska gold mine, shrinkage stoping is used. All ore extracted from the Doyon Division is currently processed on site. Based on mineral reserves as at December 31, 2007, only the Mouska gold mine is expected to continue in operation until 2010.

The following table indicates operating information for the Doyon Division for the periods indicated:

DOYON DIVISION	2008 (6 months)	2007	2006 (1)
Ounces (Au)	58,000	131,000	153,000
Tonnage milled (tonnes)	239,000	642,000	864,000
Grade milled (g Au/t)	7.8	6.6	5.8
Recovery (%)	96	96	95

(1)    Effective November 8, 2006, the Company indirectly acquired 100% of the Doyon Division. From November 8 to December 31, 2006, the Doyon Division produced 23,000 ounces of gold at a cash cost of US$451 per ounce.

ii) Sleeping Giant gold mine: The Sleeping Giant mine, in which IAMGOLD indirectly owns 100%, is a conventional underground mine located 80 kilometres north of Amos, Québec (Canada). The mining method at Sleeping Giant is shrinkage and room and pillar stoping. Mine access is by a 1,060-metre deep shaft. Ore is treated in a 900-tonnes per day mill that uses the CIL process. The Sleeping Giant mine is expected to continue in operation until the end of 2008.

The following table indicates operating information for the Sleeping Giant mine for the periods indicated:

SLEEPING GIANT GOLD MINE	2008 (6 months)	2007	2006 (1)
Ounces (Au)	42,000	67,000	46,000
Tonnage milled (tonnes)	106,000	170,000	133,000
Grade milled (g Au/t)	12.7	12.5	11.0
Recovery (%)	97	97	97

(1)   Effective November 8, 2006, the Company indirectly acquired 100% of the Sleeping Giant mine. From November 8 to December 31, 2006, the Sleeping Giant mine produced 8,000 ounces of gold at a cash cost of $446 per ounce.

iii) Mupane gold mine: The Mupane gold mine, in which IAMGOLD indirectly owns 100%, consists of an open pit mining operation located in the eastern part of Botswana roughly 30 kilometres southeast of the town of Francistown. Processing at Mupane is done through conventional CIL plant to recover gold.  The plant has been designed at a nominal throughput of 1.2 million tonnes per annum for oxide ores.

The following table indicates operating information for the Mupane gold mine for the periods indicated:

MUPANE GOLD MINE	2008 (6 months)	2007	2006 (1)
Ounces (Au)	45,000	86,000	65,000
Tonnage milled (tonnes)	499,000	909,000	692,000
Grade milled (g Au/t)	3.4	3.5	3.3
Recovery (%)	83	85	89

(1)Effective March 22, 2006, the Company indirectly owned 100% of the Mupane gold mine.

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iv) Tarkwa gold mine: The Tarkwa gold mine, in which IAMGOLD holds an 18.9% interest, is a conventional open pit operation located in southwestern Ghana, about 300 kilometres by road west of Accra, the capital. At Tarkwa, the mine currently utilizes a combination of conventional heap leach techniques and conventional CIL processing to recover gold. Based on the June 20, 2007 mineral reserve statement, the Tarkwa gold mine is expected to continue in operation until 2021.

The following table indicates operating information for the Tarkwa gold mine for the periods indicated:

TARKWA GOLD MINE (1)	2008 (6 months)	2007	2006
Ounces (Au)	334,000	657,000	721,000
Tonnage processed (tonnes)	11,233,000	22,338,000	22,153,000
Grade processed (g Au/t)	1.15	1.1	1.3

(1) The Company’s 18.9% interest in Tarkwa represents 124,000 ounces in 2007 and 136,000 ounces in 2006.

v) Damang gold mine: The Damang gold mine, in which IAMGOLD holds an 18.9% interest, is a conventional open pit operation located in southwestern Ghana, about 280 kilometres by road west of Accra, the capital. The plant is a conventional two-stage grinding circuit, with pebble crusher and gravity concentration, followed by a CIL recovery process. The average throughput of the plant is currently 14,000 tonnes per day or 5 million tonnes per annum. Based on the June 30, 2007 mineral reserve statement, the Damang gold mine is expected to continue in operation until January 2013.

The following table indicates operating information for the Damang gold mine for the periods indicated:

DAMANG GOLD MINE	2008 (6 months)	2007	2006
Ounces (Au)(1)	103,000	179,000	218,000
Tonnage milled (tonnes)	2,291,000	4,852,000	5,300,000
Grade milled (g Au/t)	1.5	1.2	1.4
Recovery (%)	94	93	93

(1)  The Company’s 18.9% interest in Damang represents 34,000 ounces for 2007 and 41,000 ounces for 2006.

vi) Sadiola gold mine: The Sadiola gold mine, in which IAMGOLD indirectly owns 38%, consists of an open pit mining operation, associated CIP processing plant, townsite and infrastructure at Sadiola, in Mali. The Sadiola area is located in the extreme west of the Republic of Mali, West Africa near the Senegal/Mali border, approximately 70 kilometres south of Kayes, the regional capital. The processing plant consists of two identical parallel circuits, collectively capable of treating approximately 5.3 million tonnes of saprolite ores per year.

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The following table indicates operating information for the Sadiola gold mine for the periods indicated:

SADIOLA GOLD MINE	2008 (6 months)	2007	2006
Ounces (Au) (1)	215,000	369,000	499,000
Tonnage milled (tonnes)	1,989.000	4,157,000	4,800,000
Grade milled (g Au/t)	4.2	3.7	3.9
Recovery (%)	79	78	86

(1)  The Company’s 38% interest in Sadiola represents 140,000 ounces in 2007 and 190,000 in 2006.

vii) Yatela gold mine: The Yatela gold mine, in which IAMGOLD indirectly owns 40%, is a conventional open pit mine located immediately north of the Sadiola gold mine. The process plant consists of a standard heap leaching facility.

The following table indicates operating information for the Yatela gold mine for the periods indicated:

YATELA GOLD MINE(1)	2008 (6 months)	2007	2006
Ounces (Au)	80,000	301,000	352,000
Tonnage crushed (tonnes)	1,425,000	3,079,000	3,205,000
Grade crushed (g Au/t)	2.0	3.3	4.1

(1)  The Company holds a 40% interest in Yatela representing 120,000 ounces in 2007 and 141,000 ounces in 2006.

viii) Rosebel gold mine: The Rosebel property, in which IAMGOLD indirectly owns 95%, is located in Suriname, South America, approximately 100 kilometres south of the city of Paramaribo, the capital of Suriname. The mine is a conventional open pit operation with processing facilities on site.

The following table indicates operating information for the Rosebel gold mine for the periods indicated:

ROSEBEL GOLD MINE(1)	2008 (6 months)	2007	2006
Ounces (Au)	154,000	276,000	301,000
Tonnage milled (tonnes)	3,933,000	7,705,000	7,709,000
Grade milled (g Au/t)	1.3	1.2	1.3
Recovery (%)	93	93	93

(1)  Effective November 8, 2006, the Company indirectly acquired 95% of the shares of RGM. The production attributable to the Company in 2006 subsequent to November 8, 2006 is 38,000 ounces of gold and the production attributable to the Company in 2007 is 262,000 ounces of gold.

ix) Niobec mine: The Niobec mine, in which IAMGOLD indirectly owns 100%, is a conventional underground mine located 15 kilometres northwest of Chicoutimi, in Simard

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Township, Québec (Canada). The Niobec Mine is the only North American source of pyrochlore (the primary niobium ore) in operation and one of three major producers of niobium. Niobium is mainly used in special alloys in the steel used in pipelines, the automobile industry and structures, as it enhances impact strength as well as wear and corrosion resistance. It is also used in the manufacturing of superconducting magnets, and in medical applications such as the design of artificial joints and pacemakers.

2.2.2        Mineral Reserves and Resources

2.2.2.1	Mineral Reserves and Resources as at December 31, 2007

Except as indicated below, in the following table, reported mineral reserves and resources have been estimated by the Company’s technical personnel for each property in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM "Standard on Mineral Resources and Reserves"), and available on its website at http://www.cim.org/mainEn.cfm.  Mineral reserves and resources for the Sadiola, Yatela, Tarkwa, Damang and Mupane gold mines and the Buckreef Project have been estimated in accordance with or reconciled to the definitions for the Australian Code for Reporting of Mineral Resources and Ore Reserves. Mineral reserves and resources at Doyon, Mouska, Sleeping Giant, Rosebel, Camp Caiman, Quimsacocha, La Arena, Westwood and Grand Duc have been estimated in accordance with the Canadian National Instrument 43-101. Unless otherwise indicated, mineral reserves were estimated using a long-term gold price assumption of $600/oz in 2007 and mineral resources were estimated using a gold price assumption of $700/oz.  Unlike proven and probable mineral reserves, mineral resources (of all categories) do not have a demonstrated economic viability.

Please note that United States securities regulatory requirements permit only the disclosure of those mineral deposits that can be economically and legally mined, similar to the Canadian use of the term reserves, and apply different standards to the determination of reserves. With respect to disclosure pursuant to United States laws, investors are urged to consult IAMGOLD's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.

MINERAL RESERVES AND RESOURCES (1) (2) (3) (4)
December 31, 2007
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Tarkwa Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	147,400 152,200 299,600 138,500 191,000 51,100	1.3 1.2 1.3 1.5 1.3 2.4	6,154,000 6,054,000 12,208,000 6,440,000 8,122,000 3,879,000	(18.9%) 1,163,000 1,144,200 2,307,300 1,217,200 1,535,100 733,100
Damang Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	6,488 23,249 29,737 11,029 41,452 14,328	2.0 1.4 1.5 1.9 1.4 3.1	414,000 1,038,000 1,452,000 668,000 1, 806 ,000 1,408,000	(18.9%) 78,200 196,200 274,400 126,300 341,300 266,100
TOTAL (Tarkwa & Damang) Proven and Probable Reserves Measured and Indicated Resources Inferred Resources				2,581,700 3,219,900 999,200

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(1)	Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

(2)	In mining operations, Measured and Indicated Resources that are not Mineral Reserves are considered uneconomic at the price used for reserves calculations.

(3)	Mineral Reserves have been estimated as at December 31, 2007 using a US $550/oz Au and Mineral Resources have been estimated as at December 31, 2007 using a US $715/oz Au.

(4)	Mineral Resources have been estimated in accordance with SAMREC (South African Code for Reporting of Mineral Resources and Minel Reserves).

MINERAL RESERVES AND RESOURCES (1) (2) (3)
December 31, 2007
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Rosebel (4) (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	34,878 49,683 84,562 113,465 144,005 1,789	1.2 1.3 1.3 1.1 1.0 1.5	1,384,000 2,019,000 3,403,000 4,166,000 4,553,000 83,000	(95%) 1,314,800 1,918,000 3,232,800 3,958,000 4,325,000 79,000
Mupane (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	2,982 200 3,182 7,037 3,424 104	2.4 3.2 2.4 2.2 2.2 2.3	226,000 21,000 324,100 493,000 246,000 8,000	(85-100%) 226,000 21,000 247,000 489,000 239,000 7,000
Sadiola (11) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	4,715 6,159 10,874 17,950 35,706 12,306	2.8 3.1 3.0 1.4 3.0 2.2	417,600 618,800 1,036,400 786,000 3,448,000 855,000	(38%) 158,700 235,100 393,800 298,700 1,310,200 324,900
Doyon Division (5) (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	426 78 504 1,164 2,451 3,515	9.6 8.0 9.3 6.4 4.7 5.1	131,000 20,000 151,000 239,000 368,000 576,000	(100%) 131,000 20,000 151,000 239,000 368,000 576,000

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MINERAL RESERVES AND RESOURCES (1) (2) (3)
December 31, 2007
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Sleeping Giant (6) (9) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	116 7 123 116 7 0	14.0 11.9 13.9 14.0 11.9 0.0	52,100 2,700 54,800 52,100 2,700 0	(100%) 52,100 2,700 54,800 52,100 2,700 0
Yatela (11) Proven Reserves Probable Reserves Subtotal Measured Resources Indicated Resources Inferred Resources	4,984 2,060 7,044 5,359 2,509 2,635	1.6 3.7 2.2 1.8 3.5 3.0	256,000 243,000 499,000 302,000 283,000 258,000	(40%) 102,400 97,200 199,600 120,800 113,200 103,200
Tanzania (17) Measured Resources Indicated Resources Inferred Resources	--- 7,657 16,135	--- 2.2 1.6	--- 534,200 827,000	(30-100%) --- 181,600 427,100
Camp Caiman (7) (10) Probable Reserves Measured Resources Indicated Resources Inferred Resources	12,285 5,371 15,071 3,767	2.8 2.7 2.4 2.1	1,114,000 467,000 1,148,000 249,000	(100%) 1,114,000 467,000 1,148,000 249,000
La Arena (8) Measured Resources Indicated Resources Inferred Resources	26,000 113,700 9,890	0.5 0.4 0.3	443,400 1,554,000 89,900	(100%) 443,400 1,554,000 89,900
Buckreef (13) Measured Resources Indicated Resources Inferred Resources	3,066 12,887 10,872	2.7 1.8 2.4	265,000 734,000 833,000	(75-80%) 212,000 573,000 662,000
Westwood (12) (14) Inferred Resources	14,097	7.3	3,313,000	(100%) 3,313,000
Quimsacocha (16) Indicated Resources Inferred Resources	32,977 4,033	3.2 1.9	3,346,900 245,000	(100%) 3,346,900 245,000

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MINERAL RESERVES AND RESOURCES (1) (2) (3)
December 31, 2007
GOLD OPERATIONS	Tonnes (000)	Grade (g Au/t)	Ounces Contained (oz)	Attributable Contained Ounces
Grand Duc (15) Indicated Resources Inferred Resources	150 249	1.3 1.4	6,300 11,500	(100%) 6,300 11,500
TOTAL (excl. Tarkwa & Damang) Proven and Probable Reserves Meas. and Indicated Resources Inferred Resources				5,393,000 19,447,900 6,087,600

(1)	Measured and Indicated Resources are inclusive of Proven and Probable Reserves.

(2)	In underground operations, Mineral Resources contain similar dilution and mining recovery as Mineral Reserves.

(3)
In mining operations, Measured and Indicated Resources that are not Mineral Reserves are considered uneconomic at the price used for reserves calculations but are deemed to have a reasonable prospect of economic extraction.

(4)	Effective November 8, 2006, the Company indirectly owned a 95% interest in the Rosebel gold mine.

(5)	Effective November 8, 2006, the Company indirectly owned 100% of the Doyon Division. Includes Mineral Reserves and Resources from the Doyon and Mouska gold mines.

(6)	Effective November 8, 2006, the Company indirectly owned 100% of the Sleeping Giant gold mine.

(7)	Effective November 8, 2006, the Company indirectly owned a 100% interest in the Camp Caiman Project.

(8)
Effective November 8, 2006, the Company indirectly owned 100% of La Arena Peru S.A. (formerly known as IAMGOLD Peru S.A.) which holds the La Arena Project. La Arena resources have been estimated using a US $550/oz Au and $1.50/lb Cu and have been estimated in accordance with Canadian National Instrument 43-101.

(9)
Mineral Reserves have been estimated as at December 31, 2007 using a US $600/oz Au and Mineral Resources have been estimated as at December 31, 2007 using a US $700/oz Au and have been estimated in accordance with Canadian National Instrument 43-101.

(10)	Mineral Reserves and Mineral Resources have been estimated as at Aug. 2005 using a US $425/oz Au and have been estimated in accordance with Canadian National Instrument 43-101.

(11)
Mineral Reserves have been estimated as at December 31, 2007 using a US $600/oz Au and Mineral Resources have been estimated as at December 31, 2007 using a US $700/oz Au and have been estimated in accordance with JORC code (Australian Code for Reporting of Mineral Resources and Ore Reserves).

(12)	Based on a 3 g/t cutoff.

(13)	Mineral Resources have been estimated as at July 2007 at a 1.0 g/t cutoff and have been estimated in accordance with JORC code (Australian Code for Reporting of Mineral Resources and Ore Reserves).

(14)	Mineral Resources have been estimated as at December 31, 2007 using a US $600/oz Au and have been estimated in accordance with Canadian National Instrument 43-101.

(15)	Mineral Resources have been estimated at US $500/oz Au and have been estimated in accordance with Canadian National Instrument 43-101.

(16)	Mineral Resources have been estimated as at September 2006 using a US$500/oz Au and have been estimated in accordance with Canadian National Instrument 43-101.

(17)	Mineral Resources have been estimated in accordance with JORC code (Australian Code for Reporting of Mineral Resources and Ore Reserves).

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MINERAL RESERVES AND RESOURCES / Non-Gold Operations
December 31, 2007
NIOBIUM OPERATION	Tonnes	Grade Nb2O5	Contained tonnes (000)	Attributable contained tonnes (000)
	(000)	(%)	Nb2O5	Nb2O5
Niobec (100%) Proven Reserves	10,176	0.62	63.1	63.1
Probable Reserves	6,213	0.62	38.5	38.5
Measured Resources Indicated Resources Inferred resources	10,176 8,573 15,310	0.62 0.63 0.63	63.1 54.0 96.5	63.1 54.0 96.5
COPPER PROJECT	Tonnes	Grade Cu	Contained tons (short) (000)	Attributable contained tons (short) (000)
	(000)	(%)	(Cu)	(Cu)
La Arena (100%) Measured Resources Indicated Resources Inferred Resources	26,000 113,700 9,890	0.16 0.39 0.33	45,849 493,413 35,534	45,849 493,413 35,534

The Company’s reserve estimate is comprised of in-place material, i.e. contained ounces of gold and contained tons (short) of copper; metallurgical recovery factors must be taken into account in order to assess and quantify the recoverable material.

There are numerous parameters inherent in estimating proven and probable mineral reserves, including many factors beyond the Company’s control. The estimation of reserves is a subjective process, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify a revision of such estimates.

The qualified persons responsible for the mineral resource and reserve estimates for each of the Company’s mine and project, accordingly, are as follows:

Mines	Location	Name	Title

Doyon	Québec, Canada	P. Simard	Chief of the Geology Department
		F. Girard	Chief Engineer
Mouska	Québec, Canada	P. Lévesque	Chief of the Geology Department
		E. Williams	Chief Engineer
Sleeping Giant	Québec, Canada	E. Tremblay	Mine Manager
		R. Asselin	Chief of the Geology Department
Mupane	Botswana	N. Chouinard E. Belzile*	Manager – Engineering Manager- Mining Geology
Tarkwa	Ghana	G. Chapman	Manager, Mine Planning and Resources Management, with Gold Fields Ghana Limited

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Mines	Location	Name	Title

Damang	Ghana	M. Brewster	Minerals Resources Manager with Abosso GoldFields Limited

Sadiola	Mali	K. Bartsch	Senior LT Planning Manager (Anglo Gold)
		S. Robins	Geology Manager with SEMOS
Yatela	Mali	K. Bartsch	Senior LT Planning Manager (Anglo Gold)
		S. Robins	Geology Manager with SEMOS
Rosebel	Suriname	G. Voicu	Geology Superintendent
		P. Pecek	Senior Mine Engineer
Projects

Buckreef	Tanzania	N. Johnson	Consulting Geologist - Hellman & Schofield Associates
		F. Clouston	Manager Project Evaluations
Camp Caiman	French Guiana	F. Clouston	Manager Project Evaluation
		E. Belzile*	Manager Mining Geology
Quimsacocha	Ecuador	F. Clouston	Manager - Project Evaluation

La Arena	Peru	F. Clouston	Manager - Project Evaluation
		R. Marchand*	General Manager, Business Development
Westwood	Québec, Canada	E. Belzile*	Manager - Mining Geology

Various	Tanzania	K. Bischoff	Project Manager – Exploration
		Richard Bray	Resource Geologist with Resolute Mining Ltd.
Industrial Minerals

Niobec	Québec, Canada	D. Villeneuve S. Thivierge	Chief of the Geology Department Engineering Superintendent

*	Mr. Marchand left the Company during the second quarter of 2007 and Mr. Belzile left the Company during the first quarter of 2008.

Estimation Procedures

For each of the projects and properties it operates, the Company has established rigorous methods and procedures aimed at assuring reliable estimates of the mineral reserves and resources. For each mine and project of the Company, the relevant qualified persons verified the data disclosed, including samplings, analytical and test data underlying the information contained herein. Quality control falls under the responsibility of Elzéar Belzile, P. Eng., IAMGOLD’s Manager, Mining Geology, or Francis Clouston, P. Eng., IAMGOLD’s Manager, Project Evaluations, who are "qualified persons" for the purposes of Canadian Instrument NI 43-101.

In calculating mineral reserves, cut-off grades are established using the Company’s long-term gold price and foreign exchange assumptions, the average metallurgical recovery rates and estimated production costs over the life of the related operation. For an underground operation, a cut-off grade is calculated for each mining method, as production costs vary from one method to another. For a surface operation, production costs are determined for each block included in the block model of the relevant operation.

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The nature of mining activities is such that the extraction of ore from a mine reduces reserves. In order to renew reserves (at least partially) on most of its producing properties, the Company carries out exploration drilling at depth and laterally.

The Company’s attributable share of reserves for gold operations, excluding Tarkwa and Damang at December 31, 2007, was 5.4 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral reserves would impact attributable ounces as follows: a 10% increase in the gold price would increase the Company’s attributable share of ounces by roughly 4% and, a 10% decrease in the gold price would decrease the Company’s attributable share of ounces by roughly 11%.

The Company’s attributable share of reserves for the Tarkwa and Damang gold operations at December 31, 2007 was 2.6 million ounces. A sensitivity analysis on the price of gold used to calculate the mineral reserves would impact attributable ounces as follows: a 10% increase in the gold price would increase the Company’s attributable share of ounces by roughly 7% and, a 10% decrease in the gold price would decrease the Company’s attributable share of ounces by roughly 8%.

2.2.2.2	Comparison of Reserves and Resources 2006 / 2007

The information on gold reserves and resources as at December 31, 2006 and as at December 31, 2007 contained in the following tables is provided for information purposes only and should be read in conjunction with the reserve and resource tables contained in IAMGOLD's annual report or Annual Information Form for each respective year.

Reserves

	2006			2007
	Proven	Probable	Total	Proven	Probable	Total
Tarkwa*	1,461,100	1,268,600	2,729,700	1,163,000	1,144,200	2,307,200
Damang*	127,900	136,300	264,200	78,200	196,200	274,400

Rosebel	1,737,550	1,888,600	3,626,150	1,314,800	1,918,000	3,232,800
Mupane	280,500	43,600	324,100	226,000	21,000	247,000
Sadiola	346,200	553,600	899,800	158,700	235,100	393,800
Doyon Division	179,300	172,700	352,000	131,000	20,000	151,000
Sleeping Giant	74,500	35,100	109,600	52,100	2,700	54,800
Yatela	62,400	213,100	275,500	102,400	97,200	199,600
Camp Caiman	-	1,114,000	1,114,000	-	1,114,000	1,114,000

* The reserves for Tarkwa and Damang for 2006 were estimated at December 31, 2005 and those  for 2007 were estimated at June 30, 2007.

Resources
	2006				2007
	Measured	Indicated	Total M&I	Inferred	Measured	Indicated	Total M&I	Inferred
Tarkwa*	1,687,600	1,692,100	3,379,700	518,400	1,217,200	1,535,100	2,752,300	733,100
Damang*	141,700	194,800	336,500	214,300	126,300	341,300	467,600	266,100
Rosebel	3,018,150	2,977,300	5,995,450	4,123,000	3,958,000	4,325,000	8,283,000	79,000
Mupane	512,900	296,900	809,800	154,100	489,000	239,000	728,000	7,000

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2006				2007
Measured	Indicated	Total M&I	Inferred	Measured	Indicated	Total M&I	Inferred
Sadiola	355,800	1,495,300	1,851,100	1,106,200	298,700	1,310,200	1,608,900	324,900
Doyon Division	259,800	489,500	749,300	486,200	239,000	368,000	607,000	576,000
Sleeping Giant	74,500	39,100	113,600	6,600	52,100	2,700	54,800	-
Yatela	194,300	206,200	400,500	96,800	120,800	113,200	234,000	103,200
Camp Caiman	467,000	1,148,000	1,615,000	249,000	467,000	1,148,000	1,615,000	249,000
Tanzania	-	181,600	181,600	427,100	-	181,600	181,600	427,100
La Arena	443,400	1,554,000	1,997,400	89,900	443,400	1,554,000	1,997,400	89,900
Buckreef	228,300	508,300	736,600	701,200	212,000	573,000	785,000	662,000
Westwood	-	-	-	1,450,000	-	-	-	3,313,000
Quimsacocha	-	3,346,900	3,346,900	245,000	-	3,346,900	3,346,900	245,000
Other	-	6,300	6,300	11,500	-	6,300	6,300	11,500

* The resources for Tarkwa and Damang for 2006 were estimated at December 31, 2005 and those  for 2007 were estimated at June 30, 2007.

2.3	Exploration

2.3.1        General

IAMGOLD's exploration team entered 2007 with exploration projects located in twelve countries of Africa and the Americas following IAMGOLD's acquisition of Cambior Inc. and Gallery Gold Limited in 2006. Throughout the year, the Exploration group has refocused and prioritized its efforts, and rationalized the portfolio of projects and programs where warranted. Four offices were closed as a consequence, providing a more balanced and strategic fit for the Company. Moving forward into 2008, the Company is concentrating on nine countries of South America and Africa, including the Guiana Shield of northern South America, which the Company sees as an important area for future growth.

Exploration spending totaled approximately US$46m in 2007 and US$17m for the six-month period ending June 30, 2008. Expenditures by region are shown in the table below:

($000s)	2008 6 months	2007	2006
Capitalized Exploration & Development Projects
South America
Ecuador-Quimsacocha	1,049	3,371	5,015
French Guiana-Camp Caiman	1,497	10,939	5
Peru-La Arena	542	3,156	491
Africa
Tanzania-Buckreef	2,251	5,511	4,144
Botswana	-	202	1,149
Total Capitalized	5,339	23,179	10,804
Expensed Exploration & Development Projects
South America	8,166	13,526	7,573
Africa	3,063	7,958	3,807
Canada	451	(229)	75
Australia	9	1,524	610
Total Expensed	11,689	22,779	12,065
Total Capitalized and Expensed	17,028	45,958	22,869

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Amounts of capitalized exploration and development projects are accounted for as assets in the balance sheet of the Company and are then depreciated in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Amounts of expensed exploration & development projects are accounted for as charges in the statement of earnings of the Company. Accounting treatment of the amounts used for exploration and development projects is determined by the Company in accordance with Canadian GAAP, depending on the level of certainty as to whether the property has mineral resources with the potential of being economically recoverable.

2.3.2        Capitalized Exploration and Development Projects

2.3.2.1	Africa - Botswana
The Company controls a large land package surrounding the Mupane mine operation, and a total of 12,693 metres of RC drilling was completed on six targets. This work does not include the brownfields work carried out near the Mupane Mine. The Company's exploration effort outside the Mupane lease area was discontinued at the end of 2007, and the Regional Exploration office closed. The Company successfully completed the sale of three large concession blocks in exchange for a retained royalty interest. At year-end, the Company was engaged in discussions with third parties concerning the possibility of additional exploration joint ventures.

2.3.2.2	South America - Ecuador

Work in Ecuador was directed entirely at IAMGOLD's 100%-owned Quimsacocha Project, located 40 km southwest of the city of Cuenca in southern Ecuador. Drilling resumed on the Loma Larga resource area, the Quimsacocha deposit, late in 2007 for purposes of metallurgical, geotechnical and geo-hydrological test work. Twenty-three DD holes, totaling 4,310 metres, were completed within the resource area during this campaign. Earlier in the year, two satellite target areas, Rio Falso Sur and Loma Tasqui, were drill-tested with a total of 9,742 metres of DD in thirty-six holes. In November, the Company agreed to relinquish 3,220 hectares of the Quimsacocha property position in cooperation with the Government's request to protect a regional watershed. The relinquished lands represented about 25% of the Quimsacocha concession block and were located outside of the known resource area. Community relations and public consultation programs are on-going and well advanced.

2.3.2.3	Greenfields Exploration and Development Expensed

(i)	Africa - Senegal

IAMGOLD maintains an exploration office in Dakar that serves as a Regional exploration office for West Africa. The Bambadji project, located in eastern Senegal near the international border with Mali, was joint-ventured with Randgold Resources Limited. Elsewhere, the Company carried out a 10,680 metre RC and 2,389 metre DD program on the Boto Project, and more drilling is planned for 2008.

(ii)       Africa - Tanzania

Work in Tanzania was directed almost entirely to exploration and evaluation of the Buckreef Project located in the Lake Victoria Goldfields of northern Tanzania. The Company controls more than 259 sq km at Buckreef, covering 40 km of strike of the Rwamagaza Greenstone belt. The Company continued with exploration and development work on the known resources and completed more than 32,700 metres in 325 RC drill holes and 1,896 metres in 26 DD in further evaluation of the known resources. In July, 2007, the Company announced an increase in the resource estimate for the Buckreef Project that incorporated the results of 37,734 metres of RC drilling and 1,876 metres of DD that had been completed over the preceding 11 months.

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Portions of the belt have seen little modern exploration and are considered highly prospective for early stage exploration. To aid in the regional evaluation, more than 41,800 metres of AC drilling in 1,191 holes were completed in 2007 on ten regional targets. Follow-up exploration is planned for 2008 on two of the targets, together with additional early stage work. In addition to Buckreef, the Company has interests in five large concession blocks elsewhere in the Lake Victoria Goldfields, including a minority interest in the Nyakafuru Joint Venture with Resolute. On February 27, 2008, the Company sold its 34% interest in the Nyakafuru joint venture to Resolute for US$6.0 million in shares of Resolute and a retained royalty of US$10/oz on additional ounces discovered and attributable to the Company's former interest capped at an amount of US$3.75 million.

(iii)	South America - Brazil

Exploration was directed at several early-stage exploration projects located principally in the southernmost State of Rio Grande do Sul, and in the historically important Minas Gerais mining district. Both projects will be drill-tested in 2008. The Tocantins Joint Venture Project, located in central Brazil, is jointly held by IAMGOLD (55%) and Anglogold Ashanti (45%). The joint venture lands are currently under Option to joint venture with Australian-based Mundo Minerals Limited (Brazil).

(iv)	South America - Peru

Late in 2007, the Company announced its intention to divest the La Arena development project in northern Peru. This prompted renewed project generative activities and three new projects were added to the Peruvian exploration portfolio during the year.

(v)	South America - French Guiana

Limited field surveys were carried out on IAMGOLD concessions located about 20-25 km southwest of the Camp Caiman development project. The field work, in conjunction with compilation and re-interpretation of earlier exploration results, was carried out in anticipation of drill programs planned for 2008. With the denial of final permits by the French Government, the 2008 program may be redesigned if warranted.

(vi)	South America - Guyana

The Company's field activities were directed principally at the Eagle Mountain project, located about 200 km south southwest of the coastal capital city of Georgetown. A DD program was implemented on a large gold anomalous trend last drill-tested in 1999, and that campaign will carry over into 2008. At year-end, 936 meters of DD in nine holes had been completed. The Company continues to examine new opportunities in Guyana from an exploration office located in Georgetown.

(vii)     South America - Suriname

In cooperation with Rosebel mine, the Company is engaged in a multi-year exploration effort on the Rosebel concession holdings. Numerous large soil geochemistry surveys are on-going to evaluate the concessions and 3,100 metres of DD was completed on the Rosebel land position independent of the work described previously under Rosebel Gold Mine.

The Sara Creek project is situated in Brokopondo province about 80 km south southeast of Rosebel Gold Mine and 170 km south of the Capital of Paramaribo. The Company completed its earn-in obligations under an exploration option agreement and holds a 87.51% interest in the project. The first drill-test of the area was successfully carried out with the completion of a 3,370 metre DD program. The program is expected to continue into 2008 in conjunction with regional assessment of the 1,718 square km project area.

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(viii)	Canada - Quebec

The Val-d'Or Regional exploration office was closed in mid-2007. The majority of the greenfields exploration portfolio was rationalized with the Company retaining a royalty or option for a future participation interest. Property positions were retained on the Company's wholly-owned Rouyn-Merger, Porcupine and Gemini-Turgeon projects located in the Abitibi region of northwest Quebec. A 924-metre DD hole program was completed at the end of the year on the Rouyn-Merger project. Future brownfield exploration in Quebec will be carried out from the Company's mine sites.

The Company maintains an interest in numerous joint ventures and inactive royalty interests in Quebec. Some of the more important ventures are the Noranda Camp Project with Xstrata, together with partner Alexis Minerals; the Galinee project with Metco Resources; the Val-d'Or camp properties with Alexandria Minerals; and Superior Diamonds exploration efforts on the company's Lesperance Project.

(ix)	Australia - Perth Office

The Perth office was closed early in 2007. All corporate and exploration functions were relocated to the Company's Corporate office in Toronto.

2.4	Legal and arbitration proceedings

The Company is subject to various litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If the Company is unable to resolve these disputes favorably, the outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements required.

In particular, IAMGOLD is a party to arbitration proceedings initiated by EURO Ressources in connection with the participation right of EURO Ressources in the Rosebel gold mine in Suriname, which is indirectly 95% owned and operated by IAMGOLD, pursuant to a Participation Right Agreement dated May 16, 2002 (the "Rosebel Royalty"). EURO Ressources disputes IAMGOLD's determination of the Rosebel Royalty payable to EURO Ressources (and particularly the amount of the deduction relating to royalties due to the Government of Suriname or Grassalco) and initiated an arbitration procedure against IAMGOLD in May 2008.  Under this arbitration procedure, EURO Ressources requests (x) payment of an amount of approximately US$778,075 in relation to periods prior to June 30, 2008, and (y) confirmation that certain amounts payable to the Government of Suriname or Grassalco are not to be deducted for the purpose of the calculation of royalties payable in relation to future periods.  IAMGOLD has rejected (and rejects) these requests for which it considers there is no factual or contractual basis.

As of December 31, 2007 and June 30, 2008, the Company had not booked any provisions for pending litigations.

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3.	FINANCIAL INFORMATION

3.1	Extract of consolidated financial information and accounts for 2007 and 2006 and for the six-month periods in 2007 and 2008

The data below are extracts of the consolidated annual financial statements of IAMGOLD for the 2007 and 2006 financial years and for the six-month periods ended June 30, 2007 and June 30, 2008. Such consolidated financial statements have been prepared in accordance with Canadian GAAP.

The consolidated annual financial statements of IAMGOLD for the 2007 and 2006 financial years have been audited without any reserves or observations by the auditors. The consolidated financial statements for the six-month periods ended June 30, 2007 and June 30, 2008 have been reviewed (but not audited) by the auditors.

Main items of the consolidated statement of earnings are the following:

In US$ million	2008 (June 30) – Non audited	2007 (June 30) – Non audited	2007 (December 31) - Audited	2006 (December 31) - Audited
Revenues	433.1	313.7	678.1	303.3
Earnings Before Items below	102.4	38.1	97.5	95.5
Other income (expense)	7.4	(0.7)	3.2	3.5
Foreign exchange	(1.8)	(0.8)	(1.9)	0.1
Interest expense	(0.1)	(0.9)	(1.3)	(0.7)
Non-hedge derivative gain (loss)	1.0	(0.5)	0.5	(0.1)
Other income	8.3	1.5	5.9	4.2
Impairment charges	-	(93.7)	(99.6)*	(1.6)
Non-controlling interest	(1.6)	(0.4)	(1.8)	(0.2)
Earnings before income and mining taxes	108.2	(56.7)	(0.7)	97.2
Income and mining taxes	(40.6)	(13.4)	(41.4)	(24.8)
Net Earnings (Loss) from continuing operations	67.6	(70.1)	(42.1)	72.4
Net Earnings from discontinued operations	-	-	-	0.1
Net Earnings (Loss)	67.6	(70.1)	(42.1)	72.5

* Includes $93.7 million related to an impairment in the value of the Mupane mine operations.

Main items of the consolidated balance sheets are the following:

In US$ million	2008 (June 30) – Non audited	2007 (June 30) – Non audited	2007 (December 31) – Audited	2006 (December 31) – Audited
Assets Working interests and Royalty interests	165.7	137.4	147.3	126.9
Mining Assets	1,000.5	991.4	1,024.0	1,050.7
Exploration and development	223.6	219.9	225.5	200.6
Goodwill	361.6	420.9	361.6	465.0
Other intangible assets	13.6	-	15.1	-
Other long-term Assets	119.1	74.0	88.4	83.8
Assets held for sale	-	-	-	33.1
Total Long-term Assets	1,884.1	1,843.6	1,861.9	1,960.1
Inventories	92.5	65.5	89.2	61.3
Receivables and other current assets	65.7	73.7	77.2	66.0
Current assets held for sale	-	-	-	17.9
Cash and cash equivalents and Gold bullion (at cost)	205.3	141.8	167.3	173.4
Total Current Assets	363.5	281.0	333.7	318.6
Total Assets	2,247.6	2,124.6	2,195.6	2,278.7

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In US$ million	2008 (June 30) – Non audited	2007 (June 30) – Non audited	2007 (December 31) – Audited	2006 (December 31) – Audited
Liabilities and Shareholders’ Equity Shareholders' Equity	1,826,8	1,721,3	1,751.3	1,773.4
Non-Controlling Interest	10.2	4.1	8.6	3.7
Long-term debt	6.1	17.4	10.2	38.9
Accounts payables and accrued liabilities	129.4	112.7	127.7	119.7
Future income and mining tax liability	165.0	168.3	158.0	185.0
Asset retirement obligations	74.8	43.3	77.5	39.9
Other liabilities	35.3	57.5	62.3	118.1
Total Liabilities	410.6	399.2	435.7	501.6
Total Liabilities and Shareholders’ Equity	2,247.6	2,124.6	2,195.6	2,278.7

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Main items of the consolidated statement of cash flows are the following:

In US$ million	2008 (June 30) – Non audited	2007 (June 30) – Non audited	2007 (December 31) – Audited	2006 (December 31) – Audited
Operating activities: Net earnings (loss) from continuing operations	67.6	(70.1)	(42.1)	72.4
Disbursements to defined benefit plans Disbursements to asset retirement obligations	- (3.9)	(2.1) (0.1)	(2.3) -	(7.2) -
Items not affecting cash Change in non-cash working capital	70.4 (16.5)	116.9 (13.9)	184.9 (23.4)	25.1 (15.1)
Cash flow from operating activities	117.6	30.7	117.1	75.2
Investing Activities
Mining assets and exploration and development	(65.0)	(54.2)	(120.1)	(25.8)
Asset sales	1.8	0.6	15.3	14.8
Other	(20.2)	0.2	(10.4)	23.3
Cash flow from (used in) investing activities	(83.4)	(53.4)	(115.2)	12.3
Financing Activities
Net debt	(4.0)	(21.9)	(29.2)	(17.3)
Common shares	14.2	2.1	5.1	11.5
Dividends paid	(17.6)	(17.6)	(17.6)	(8.9)
Other	(0.1)	0.1	0.3	(3.3)
Cash flow used in investing activities	(7.5)	(37.3)	(41.4)	(18.0)
Increase (decrease) in cash and cash equivalents from discontinued operations	-	28.5	28.5	(1.6)
Net increase (decrease) in cash and cash equivalents	26.7	(31.5)	(11.0)	67.9
Cash and cash equivalents, beginning of period	113.3	124.3	124.3	56.4
Cash and cash equivalents, end of period	140.0	92.8	113.3	124.3

3.2	Financing of the offer

IAMGOLD will fund its offer on Euro Ressources' shares through its existing cash reserves or credit facilities which will fully satisfy this commitment. The funding commitments under the existing credit facilities of IAMGOLD are subject to conditions that are common in commercial lending transactions of this kind.

3.3	Auditors' report

The auditors' report relating to the consolidated financial statements of IAMGOLD for the fiscal year ended December 31, 2007 is included in IAMGOLD annual report for 2007 (page 79), which is available on IAMGOLD's website on www.iamgold.com.

4.	ADDITIONAL INFORMATION

Additional information relating to IAMGOLD may be found on SEDAR at www.sedar.com and IAMGOLD's website at www.iamgold.com.

The information set forth in this document may change from time to time and IAMGOLD makes filings with SEDAR that may change such information.

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5.      PERSONS RESPONSIBLE FOR THIS DOCUMENT

5.1	Name and position of IAMGOLD's relevant representatives

Joseph Conway, President and Chief Executive Officer

Gordon Stothart, Chief Operating Officer

5.2	Statement from the representatives of the Offeror

We hereby certify that this document, which was filed on October 2, 2008 and which will be released on October 3 2008 at the latest, namely the day before the opening of the offer, includes all the information on IAMGOLD as required by the provisions of Article 231-28 of the AMF General Regulations and by AMF Instruction no.2006-07 in relation to the takeover offer initiated by IAMGOLD for the shares in Euro Ressources.  To the best of our knowledge, this information is accurate and is not affected by any omissions that could alter its meaning.

Toronto, October 2, 2008

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